Exhibit 99.2

EXECUTION VERSION

PURCHASE AGREEMENT

COLOSSUS MINERALS INC.

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COLOSSUS MINERAҪÃO LTDA.

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SANDSTORM GOLD LTD.

September 18, 2012

TABLE OF CONTENTS

1.	Definitions	2

2.	Agreement of Purchase and Sale	14

3.	Upfront Deposit, Buy-Back Option and Initial Production	15

4.	Term	17

5.	Covenants of Colossus Brazil and the Guarantor	18

6.	Monthly Reports and Annual Reports	21

7.	Covenant Regarding Sandstorm Gold Payable Metals Minimum Amounts	22

8.	Delivery of Applicable Metals, Payments and Documentation in Respect of Offtake	25

9.	Events of Default and Termination	27

10.	Offtake Agreements	29

11.	Books; Records; Inspections	30

12.	Conduct of Mining Operations, etc.	30

13.	Restricted Transfer Rights of Colossus Brazil and the Guarantor	32

14.	Transfer Rights of Sandstorm Gold	34

15.	Confidentiality	34

16.	Arbitration	35

17.	Representations and Warranties of Sandstorm Gold	37

18.	Representations and Warranties of Colossus Brazil and the Guarantor	38

19.	Project Charges and Subordination	40

20.	Indemnities	41

21.	Taxes and Royalties	41

22.	Guarantee of Colossus Brazil Obligations by the Guarantor	41

23.	Force Majeure	44

24.	General Provisions	44

PURCHASE AGREEMENT

PURCHASE AGREEMENT dated as of the 18th day of September, 2012.

A M O N G:

COLOSSUS MINERALS INC.
a corporation incorporated under the laws of Canada

(the “Guarantor”)

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COLOSSUS MINERAÇÃO LTDA.
a corporation incorporated and existing under the laws of Brazil

(“Colossus Brazil”)

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SANDSTORM GOLD LTD.,
a corporation incorporated and existing under the laws of the
Province of British Columbia

(“Sandstorm Gold”)

WHEREAS the Guarantor and MFM are the owners of all of the issued and outstanding shares in the capital of Colossus Brazil;

AND WHEREAS Colossus Brazil is the owner of 75% of the issued and outstanding shares in the capital of SPCDM and COOMIGASP owns the remaining 25% of the issued and outstanding shares in the capital of SPCDM;

AND WHEREAS SPCDM owns 100% of the mineral rights under the process designated DNPM 850.425/90 (Area A), the option to acquire the mineral rights in respect of 700 hectares under the process designated DNPM 813.687/69 (Area B) and the right to acquire the mineral rights under the process designated DNPM 850.424/90 (Area C), in relation to which SPCDM plans to develop the Serra Pelada project for the production of gold, platinum and palladium, being Areas A, B and C more particularly described on the map set forth in Schedule “A” attached hereto and forming a part hereof (the “Property”);

AND WHEREAS Colossus Brazil currently owns the mill and infrastructure used by or on behalf of SPCDM in connection with the Property, but not the related real property;

AND WHEREAS SPCDM is currently developing and constructing a mine on the Property, with a goal of beginning production in 2013;

AND WHEREAS at the date hereof Colossus Brazil acts as the manager and operator of the Property and has full and unfettered right in and to all information of SPCDM with respect to the Property and the Applicable Metals produced from the Property and has the right to provide information with respect thereto to Sandstorm Gold as contemplated by this Agreement;

AND WHEREAS Colossus Brazil has agreed to sell Refined Metals in an amount equal to the Sandstorm Gold Payable Metals and Sandstorm Gold has agreed to purchase Refined Metals in an amount equal to the Sandstorm Gold Payable Metals and the Parties have agreed to execute and deliver this Agreement, all on and subject to the terms and conditions herein contained;

AND WHEREAS the Guarantor executes and delivers this Agreement to provide a guarantee to and in favour of Sandstorm Gold with respect to the performance by Colossus Brazil of its covenants, obligations and indemnifications under this Agreement, on and subject to the terms herein provided;

AND WHEREAS capitalized terms when used in these preambles shall have the respective meanings set forth in Article 1;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties mutually agree as follows:

1.                                      Definitions

For the purposes of this Agreement, unless the context otherwise requires, each of the following terms shall have the meaning given to it, as set out below, and grammatical variations of such term shall have a corresponding meaning:

“affiliate” means an “affiliated entity” as defined in the Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“Annual Report” means a written report, in relation to any calendar year, detailing:

(i)                                     the estimated number of ounces of Applicable Metals produced from the Property and delivered to an Offtaker in respect of which a Colossus Entity received a Metals Payment in the applicable calendar year;

(ii)                                  the names and addresses of each Offtaker to which the Applicable Metals referred to in subsection (i) was delivered;

(iii)                               the number of ounces of Payable Metals which have resulted or which are estimated to result from the Applicable Metals referred to in subsection (i);

(iv)                              the number of ounces of Sandstorm Gold Payable Metals which have resulted or which are estimated to result from the Applicable Metals referred to in subsection (i);

(v)                                 the number of ounces of Refined Metals which have been delivered to Sandstorm Gold with respect to the Applicable Metals referred to in subsection (i), in accordance with the provisions of Article 8;

(vi)                              any other Applicable Metals delivered to Sandstorm Gold during the calendar year pursuant to this Agreement;

(vii)                           a reconciliation between any provisional number of ounces of Sandstorm Gold Payable Metals specified in an Annual Report for a preceding calendar year and the final number of ounces of Sandstorm Gold Payable Metals for the applicable calendar year;

(viii)                        the remaining Uncredited Balance and a calculation of how the Uncredited Balance was reduced during the applicable calendar year; and

(ix)                                the balance of Excess Metals Account as at the end of the applicable calendar year, after taking into account any additions or reductions from the Excess Metals Account effective on the last day of such calendar year in accordance with Section 7, and the numbers of excess ounces of Pd to be carried into subsequent year(s) pursuant to Section 7(b), if any.

“Applicable Metals” means Au, Pt and Pd.

“Au” means gold.

“Audit Dispute Notice” has the meaning set forth in Section 6(c)(i).

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory holiday in Vancouver, British Columbia, Toronto, Ontario or São Paulo, Brazil.

“Buy-Back Option” has the meaning set forth in Section 3(e).

“Buy-Back Option Purchase Price” means US$48.75 million if the entire Buy-Back Option is exercised or US$9.750 million per Increment.

“Buy-Back Option Term” has the meaning set forth in Section 3(e).

“Colossus Brazil” means Colossus Mineração Ltda.

“Colossus Brazil Default Fee” has the meaning set forth in Section 9(c).

“Colossus Brazil Event of Default” has the meaning set forth in Section 9(b).

“Colossus Brazil Guaranteed Obligations” has the meaning set forth in Section 22(a).

“Colossus Entity” means the Guarantor or any of its subsidiaries, including (at the date hereof) Colossus Brazil and SPCDM and their respective subsidiaries.

“Commercial Production” means the mining, extraction, processing and recovery for commercial exploitation and sale of Minerals from the Property, excluding the taking, processing or shipping of Minerals from the Property for the purpose of bulk sampling, testing, determining the amenability of the Minerals to beneficiation processes or mining or processing by a pilot plant.

“COOMIGASP” means Cooperativa de Mineração dos Garimpeiros de Serra Pelada.

“COOMIGASP Security Interest” means the pledge of all of the shares of SPCDM owned by Colossus Brazil in favour of COOMIGASP as security for the obligations of Colossus Brazil in accordance with the terms of the pledge agreement dated September 24, 2009, and includes any replacement of such pledge.

“Deductions” means any and all refining, treatment and other charges, penalties, deductions, shipping expenses and/or expenses pertaining to and/or in respect of the Applicable Metals charged by an Offtaker and/or charged in respect of delivery costs to Sandstorm Gold or to the final customer of a Colossus Entity, as the case may be (or charged to a Colossus Entity as and by way of royalty payments) (in each case, excluding any adjustments made by the Offtaker based on the Offtaker’s analysis of the assays of Applicable Metals produced from the Property, including as a result of metallurgical recovery rates of less than 100% or in relation to payable adjustments, including retentions applied in determining amounts payable for the Applicable Metal).

“Demanding Party” has the meaning set forth in Section 16(b).

“Dispute Notice” has the meaning set forth in Section 16(b).

“Encumbrances” means any and all liens, charges, mortgages, hypothecs, encumbrances, pledges, security interests, prior claims and royalties of any nature whatsoever, whether registered or unregistered.

“Excess Metals Account” means a notional account to which amounts will be added to pursuant to Section 7(d) in each year in which such Section is applicable, and from which amounts will be deducted pursuant to Section 7(e)(i) in each year in which such Section is applicable.

“Execution Date” means the date of the execution and delivery of this Agreement by the Parties.

“Extended Term” has the meaning set forth in Section 4(b).

“First Review Date” means the third anniversary of the Upfront Deposit Funding Date.

“Fixed Price” means;

(i)                                     for Au or Refined Au, US$400 per ounce of Au or Refined Au, as the case may be;

(ii)                                  for Pt or Refined Pt, US$200 per ounce of Pt or Refined Pt, as the case may be; and

(iii)                               for Pd or Refined Pd, US$100 per ounce of Pd or Refined Pd, as the case may be,

provided that the Fixed Price shall be subject to the Inflation Accelerator.

“Force Majeure” means an event or cause beyond the reasonable control of Colossus Brazil, SPCDM or the Guarantor which is an act of God, comprising extreme weather, lightning, storm, flood (save and except that a flood that affects the Property and not other properties in the area shall not be considered to be Force Majeure for the purposes of this Agreement), earthquake, cyclone, tidal wave or landslide, or a fire or explosion beyond the reasonable control of Colossus Brazil, SPCDM or the Guarantor.

“Forfeiture Event” has the meaning set forth in Section 9(e).

“Future Agreements” has the meaning set forth in Section 5(a).

“Future Agreement Notice” has the meaning set forth in Section 5(a)(ii).

“Gold Linked Notes” has the meaning ascribed thereto in the definition of Gold Linked Notes Indenture.

“Gold Linked Notes Indenture” means the unsecured gold linked notes indenture between the Guarantor and the Gold Linked Notes Trustee dated as of November 8, 2011, providing for the issue of up to US$86.250 million of unsecured gold linked notes (the “Gold Linked Notes”).

“Gold Linked Notes Trustee” means Equity Financial Trust Company.

“Guarantor” means Colossus Minerals Inc.

“Hedging Arrangement” means any arrangement proposed to be entered into by Colossus Brazil or SPCDM or their affiliates pursuant to which the risk of the future price of any of the Applicable Metals is sold to a third Person who is not a Colossus Entity, including, as and by way of netting and collateral arrangements under International Swaps and Derivatives Association, Inc. protocols and mandates.

“Increment” means one-fifth of the total Buy-Back Option (i.e., all five Increments represent 50% of the Sandstorm Gold Payable Metals).

“Increment Factor” means:

(i)                                     if the Buy-Back Option is exercised in full, 50%, or

(ii)                                  if the Buy-Back Option is exercised but has not been exercised in full, 100% less the product of 10% and the number of Increments in respect of which the Buy-Back Option has been exercised.

“Inflation Accelerator” means an annual 1% increase to the Fixed Price of each Applicable Metal, commencing on the First Review Date and compounded annually thereafter.

“Initial Production Notice” has the meaning set forth in Section 3(f)(i).

“Insolvency Event” means, in relation to any Party, any one or more of the following events or circumstances:

(i)                                     proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)                                  a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii)                               it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar Person appointed with respect to it or any substantial portion of its property or assets; or

(iv)                              a resolution is passed by it for the winding-up or liquidation of it.

[redacted]

“Losses” means any and all damages, claims, losses, lost profits, liabilities, fines, injuries, costs, penalties and expenses (including reasonable legal fees), but excluding special damages, consequential damages and punitive damages.

“Market Price” means for each ounce of Refined Metals delivered and sold to Sandstorm Gold pursuant to this Agreement:

(i)                                     for Refined Au, the London p.m. fix for Au as quoted in United States dollars by the London Bullion Market Association (or any successor metals exchange) on the Business Day immediately prior to the date the Refined Au is credited to the metal account of Sandstorm Gold;

(ii)                                  for Refined Pt, the London p.m. fix for Pt as quoted in United States dollars by the London Platinum and Palladium Market (or any successor metals exchange) on the Business Day immediately prior to the date the Refined Pt is credited to the metal account of Sandstorm Gold; and

(iii)                               for Refined Pd, the London p.m. fix for Pd as quoted in United States dollars by the London Platinum and Palladium Market (or any successor metals exchange) on the Business Day immediately prior to the date the Refined Pd is credited to the metal account of Sandstorm Gold.

“Material Adverse Change” in respect of the Property or in respect of the Colossus Entities taken as a whole, means any one or more changes, events or occurrences which, in each case, either individually or in the aggregate, are material and adverse to the Property or to the Colossus Entities, taken as a whole, other than any change, effect, event or occurrence:

(i)                                     relating to the global or Brazilian or Canadian economy or to global or Canadian securities markets in general;

(ii)                                  affecting the worldwide or Brazilian mining industry in general or for an Applicable Metal and which does not have a materially disproportionate effect on the Property or Colossus Brazil, SPCDM or their respective subsidiaries;

(iii)                               resulting from changes in the price of any of the Applicable Metals; or

(iv)                              relating to the rate at which Canadian dollars or Brazilian Reais can be exchanged for the currency of any other nation, including the United States or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred and such defined term and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts.

“Metals Payment” means, without duplication: (i) with respect to Applicable Metals produced from the Property purchased by an Offtaker from a Colossus Entity, the receipt by a Colossus Entity of payment or other consideration from the Offtaker in respect of any Applicable Metals produced from the Property, and (ii) with respect to Applicable Metals produced from the Property and refined, smelted or otherwise beneficiated by an Offtaker on behalf of a Colossus Entity, the receipt by a Colossus Entity of Refined Metals from the Offtaker. For greater certainty and without limitation a Metals Payment with respect to Applicable Metals produced from the Property includes the receipt by a Colossus Entity of insurance proceeds with respect to an insured loss with respect to such Applicable Metals. In addition, for greater certainty, if a Colossus Entity receives Refined Metals as payment from an Offtaker (including a credit of unallocated ounces in a metals account), then the receipt of those metals shall be deemed to be a Metals Payment and subsequent sales of those Refined Metals shall not be deemed to be a Metals Payment.

“MFM” means Mineração Fazenda Monte Belo Ltda.

“Minerals” means any and all economic, marketable metal bearing material, in whatever form or state.

“Model Law” means the UNCITRAL model law on international commercial arbitrations.

“Monthly Report” means a written report or reports, in relation to a calendar month, detailing:

(i)                                     the number of ounces of the Applicable Metals produced from the Property and delivered to an Offtaker in respect of which a Colossus Entity received a Metals Payment in the applicable calendar month;

(ii)                                  the names and addresses of each Offtaker to which the Applicable Metals referred to in subsection (i) was delivered;

(iii)                               the number of ounces of Payable Metals which have resulted or which are estimated to result from the Applicable Metals referred to in subsection (i);

(iv)                              the number of ounces of Sandstorm Gold Payable Metals which have resulted or which are estimated to result from the Applicable Metals referred to in subsection (i);

(v)                                 the number of ounces of Sandstorm Gold Payable Metals which have been delivered to Sandstorm Gold with respect to the Applicable Metals referred to in subsection (i), in accordance with the provisions of Article ;

(vi)                              any other Applicable Metals delivered to Sandstorm Gold during the calendar year pursuant to this Agreement;

(vii)                           a reconciliation between any provisional number of ounces of Sandstorm Gold Payable Metals specified in a Monthly Report pursuant to subsection (iv) for a preceding calendar month and the final number of ounces of Sandstorm Gold Payable Metals for the applicable calendar month;

(viii)                        the reduction of the Uncredited Balance in such calendar month and the remaining Uncredited Balance; and

(ix)                                any material changes from the previous Monthly Report relating to anticipated quarterly production for the remainder of the current calendar year.

“National Instrument 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators or any successor instrument, rule or policy.

“Offtaker” means any person other than a Colossus Entity that (i) purchases Applicable Metals produced from the Property from a Colossus Entity; or (ii) takes delivery of Applicable Metals produced from the Property.

“Offtake Agreement” means any refining, smelting, marketing and/or other beneficiation agreement entered into by a Colossus Entity with respect to the Applicable Metals produced from the Property.

“Parties” means the parties to this Agreement and “Party” means any one of the Parties.

“Payable Au” means the net number of ounces of Refined Au for which a Colossus Entity receives a Metals Payment for Au produced from the Property, which, for greater certainty, excludes the number of ounces of Au deducted on account of smelting, refining or otherwise beneficiating such Au into Refined Au.

“Payable Metals” means Payable Au, Payable Pd and Payable Pt.

“Payable Pd” means the net number of ounces of Refined Pd for which a Colossus Entity receives a Metals Payment for Pd produced from the Property, which, for greater certainty, excludes the number of ounces of Pd deducted on account of smelting, refining or otherwise beneficiating such Pd into Refined Pd.

“Payable Pt” means the net number of ounces of Refined Pt for which a Colossus Entity receives a Metals Payment for Pt produced from the Property which, for greater certainty, excludes the number of ounces of Pt deducted on account of smelting, refining or otherwise beneficiating such Pt into Refined Pt.

“Pd” means palladium.

“Permitted Encumbrances” means an Encumbrance described in Schedule “B1” attached hereto.

“Permitted Interests” means an Encumbrance described in Schedule “B2” attached hereto.

“Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, governments or any other type of organization, whether or not a legal entity.

“Place of Delivery for Au and Pt” has the meaning ascribed thereto in Section 8(a)(i).

“Place of Delivery for Pd” has the meaning ascribed thereto in Section 8(a)(ii).

[redacted]

“Prevailing Price of Au”, for a calendar year, means the average of the London p.m. fix for Au, as quoted in United States dollars by the London Bullion Market Association (or any successor metals exchange), for each day of the calendar year on which such a p.m. fix for Au is so quoted.

“Prevailing Price of Pt”, for a calendar year, means the average of the London p.m. fix for Pt, as quoted in United States dollars by the London Bullion Market Association (or any successor metals exchange), for each day of the calendar year on which such a p.m. fix for Pt is so quoted.

“Primary Project Charges” means:

(i)                                     first ranking charges and/or security interests registered in the Brazilian registry of deeds and documents in, to and over all equipment, personal and moveable property owned by Colossus Brazil, located on, used at or in connection with the Property, save and except for equipment acquired or financed by Colossus Brazil pursuant to or with the assistance of equipment leases or purchase financing agreements, which, pursuant to their terms, prohibit the grant of Encumbrances or prior ranking Encumbrances thereon, and over the processing facility and related components, in each case being subject to the Permitted Encumbrances;

(ii)                                  a second ranking charge and/or security interest in, to and over all of the issued and outstanding shares in the capital of SPCDM owned by Colossus Brazil, being subject only to the Permitted Interests; and

(iii)                               a first ranking charge and/or security interest (registered under the Personal Property Security Act (Ontario), the Brazilian registry of deeds and documents and the Brazilian registry of commerce) in, to and over all of the quotas of Colossus Brazil owned by the Guarantor, being subject only to the Permitted Interests;

each of which shall all be in form and substance satisfactory to Sandstorm Gold, acting reasonably and in good faith, and which shall be granted by Colossus Brazil and the Guarantor.

“Primary Security Deadline” has the meaning set forth in Section 5(j).

“Prime” means the commercial rate of interest designated as its “prime rate” and charged by the Royal Bank of Canada to its most creditworthy customers for Canadian dollar loans made in Canada.

“Project Charges” means the Primary Project Charges and the Secondary Project Charges.

“Property” has the meaning ascribed thereto in the preambles to this Agreement.

“Pt” means platinum.

“Purchase Price” means:

(i)                                     per ounce of Refined Au: [redacted] the lesser of the Fixed Price for Refined Au and the Market Price for Refined Au, payable in cash.

(ii)                                  per ounce of Refined Pt: [redacted] the lesser of the Fixed Price for Refined Pt and the Market Price for Refined Pt, payable in cash;

(iii)                               per ounce of Refined Pd: [redacted] the lesser of the Fixed Price for Refined Pd and the Market Price for Refined Pd, payable in cash;

“Refined Au” means Au that is refined to standards meeting or exceeding commercial standards for the sale of refined Au.

“Refined Au Equivalent Pd” means, for any Refined Pd, the number of ounces of Refined Pd divided by 1.9.

“Refined Au Equivalent Pt” means, for any Refined Pt, the number of ounces of Refined Pt, divided by 0.7.

“Refined Metals” means Refined Au, Refined Pt and Refined Pd.

“Refined Pd” means Pd that is refined to standards meeting or exceeding commercial standards for the sale of refined Pd.

“Refined Pt” means Pt that is refined to standards meeting or exceeding commercial standards for the sale of refined Pt.

“Responding Party” has the meaning set forth in Section 16(b).

“Sandstorm Gold” means Sandstorm Gold Ltd.

“Sandstorm Gold Audit” has the meaning set forth in Section 6(d).

“Sandstorm Gold Audit Report” has the meaning set forth in Section 6(d).

“Sandstorm Gold Payable Metals” means:

(i)                                     in respect of Au, the number of ounces that is 1.5% of the Payable Au;

(ii)                                  in respect of Pt, the number of ounces that is 35% of the Payable Pt; and

(iii)                               in respect of Pd, the number of ounces that is 35% of the Payable Pd;

provided that if the Buy-Back Option has been exercised in whole or in part, each of the foregoing percentages will be multiplied by the Increment Factor.

For example, if the Buy-Back Option is exercised in full, then Sandstorm Gold Payable Metals means:

(i)                                     in respect of Au, the number of ounces that is 0.75% of the Payable Au;

(ii)                                  in respect of Pt, the number of ounces that is 17.5% of the Payable Pt; and

(iii)                               in respect of Pd, the number of ounces that is 17.5% of the Payable Pd.

For example, if the Buy-Back Option has been exercised in respect of two Increments, then Sandstorm Gold Payable Metals means:

(i)                                     in respect of Au, the number of ounces that is 1.2% of the Payable Au;

(ii)                                  in respect of Pt, the number of ounces that is 28% of the Payable Pt; and

(iii)                               in respect of Pd, the number of ounces that is 28% of the Payable Pd.

“Sandstorm Gold Payable Metals Minimum Amounts” has the meaning ascribed thereto in Section 7(a).

“Secondary Project Charges” means:

(i)                                     second ranking charges and/or security interests  (the “Secondary Project Charge Agreements”), to be executed and registered following the repayment in full of all amounts owing under or in connection with the Gold linked Notes in the Brazilian registry of deeds and documents in, to and over all equipment, personal and moveable property owned by Colossus Brazil and located on, used at or in connection with the Property, save and except for equipment acquired or financed by Colossus Brazil pursuant to or with the assistance of equipment leases or purchase financing agreements, which, pursuant to their terms, prohibit the grant of Encumbrances or prior ranking Encumbrances thereon, and over the processing facility and related components, in each case being subject only to the Primary Project Charges and the Permitted Encumbrances;

(ii)                                  a third ranking charge and/or security interest in, to and over all of the issued and outstanding shares in the capital of SPCDM owned by Colossus Brazil, being subject only to Permitted Interests; and

(iii)                               a second ranking charge and/or security interest (registered under the Personal Property Security Act (Ontario), the Brazilian registry of deeds and documents and the Brazilian registry of commerce) in, to and over all of the quotas of Colossus Brazil owned by the Guarantor, being subject only to the Permitted Interests;

each of which shall be on substantially the same terms as the Primary Project Charges and shall be in form and substance satisfactory to Sandstorm Gold, acting reasonably and in good faith, and which shall be granted by Colossus Brazil and the Guarantor.

“Selling Party” has the meaning set forth in Section 5(a).

“SPCDM” means Serra Pelada — Companhia de Desenvolvimento Mineral.

“Statement of Claim” has the meaning set forth in Section 16(b).

“Statement of Defence” has the meaning set forth in Section 16(b).

“subsidiary” means a “subsidiary entity” as defined in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“Term” has the meaning set forth in Section 4(a).

“Termination Notice” has the meaning set forth in Section 4(b).

“Time of Delivery” has the meaning set forth in Section 8(d)(ii).

“Transfer”, when used as a verb, means to sell, grant, assign, encumber, hypothecate, pledge or otherwise dispose of or commit to dispose of, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sales or spin out transactions. When used as a noun, “Transfer” means a sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sales or spin out transactions.

“Transferee” means a person who acquires an interest in any of the Property, this Agreement, the Project Charges, the shares of Colossus Brazil or the shares of SPCDM.

“Transferor” means a person who transfers their interest in any of the Property, this Agreement, the Project Charges, the shares of Colossus Brazil or the shares of SPCDM.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“Uncredited Balance” [redacted]

“Uncredited Balance Calculation” has the meaning set forth in Section 3(c).

“Uncredited Balance Refund Notice” has the meaning set forth in Section 3(b).

“Upfront Deposit” means the sum of US$75.0 million.

“Upfront Deposit Funding Conditions” means the following conditions which are solely for the benefit of Sandstorm Gold and may be waived by Sandstorm Gold as contemplated in Section 3(a):

(i)                                     the representations and warranties of Colossus Brazil and the Guarantor contained in Article 18 shall be true and correct, in all material respects, at the time of the payment of the Upfront Deposit and Sandstorm Gold shall have received a certificate from a duly authorized officer of each of Colossus Brazil and the Guarantor to such effect;

(ii)                                  Colossus Brazil and the Guarantor each shall have complied in all material respects with the terms of this Agreement to be performed prior to the time of payment of the Upfront Deposit and Sandstorm Gold shall have received a certificate from a duly authorized officer of each of Colossus Brazil and the Guarantor to such effect;

(iii)                               the Guarantor shall have received the approval of the TSX to the execution and delivery of this Agreement and the Project Charges and the consummation of the transactions contemplated herein;  and

(iv)                              no Material Adverse Change shall have occurred since the Execution Date.

“Upfront Deposit Funding Date” means the date that is three Business Days after the last of the Upfront Deposit Funding Conditions has been satisfied or waived by Sandstorm Gold provided that the date of such satisfaction or waiver is on or before the Upfront Deposit Funding Date Deadline.

“Upfront Deposit Funding Date Deadline” means October 18, 2012.

2.                                      Agreement of Purchase and Sale

(a)                                  Subject to the terms and conditions of this Agreement, from and after the date that Sandstorm Gold has delivered the Upfront Deposit to Colossus Brazil, in consideration of the Purchase Price, Colossus Brazil shall sell to Sandstorm Gold and Sandstorm Gold shall purchase from Colossus Brazil Refined Metals equal in amount to the Sandstorm Gold Payable Metals, free and clear of any and all Encumbrances (other than any Encumbrances which may have been created by or relate to Sandstorm Gold). For greater certainty, Colossus Brazil shall sell and Sandstorm Gold shall purchase (i) the number of ounces of Refined Au that is equal to the Sandstorm Gold Payable Metals in respect of Au, (ii) the number of ounces of Refined Pt that is equal to the Sandstorm Gold Payable Metals in respect of Pt, and (iii) the number of ounces of Pd that is equal to the Sandstorm Gold Payable Metals in respect of Pd. The obligations of Colossus Brazil under this Agreement shall be to deliver and sell Refined Metals in a manner consistent with the terms of this Agreement.

For greater certainty and without limitation, it is understood and agreed that Colossus Brazil shall not sell any Applicable Metals to Sandstorm Gold that have been purchased directly or indirectly on a commodities exchange; provided that, for greater certainty and without limitation, purchases of Applicable Metals from an Offtaker or other smelter or refiner are not considered purchases directly or indirectly on a commodities exchange.

(b)                                 For purposes of this Agreement, for greater certainty, Payable Au, Payable Pt and Payable Pd shall not include any ounces of Au, Pt or Pd, respectively, delivered to an Offtaker in respect of which a Colossus Entity does not receive any Metals Payment, including as a result of metallurgical recovery rates of less than 100% or other metal deductions or retentions applied by an Offtaker pursuant to the terms of the applicable Offtake Agreement in determining amounts payable for the Applicable Metal.

(c)                                  For purposes of the definitions of the terms Offtaker, Offtake Agreement, Payable Au, Payable Pd, Payable Pt and Metals Payment, references to the activities of a Colossus Entity, including purchases and sales by a Colossus Entity and the entering into of agreements by a Colossus Entity, [redacted].

(d)                                 In the event that a Metals Payment consists of a provisional payment that may be adjusted upon final settlement of a delivery to an Offtaker, Colossus Brazil will sell and deliver to Sandstorm Gold an amount of Refined Metals based on the number of Sandstorm Gold Payable Metals reflected in the provisional payment, and when the final settlement of such delivery is determined, Colossus Brazil will:

(i)                                     if the provisional number of ounces for such delivery was less than the number of ounces in the final settlement for such delivery, deliver additional Refined Metals to Sandstorm Gold based on the applicable percentage and the amount of such difference; and

(ii)                                  if the provisional number of ounces for such delivery was greater than the number of ounces in the final settlement for such delivery, set off and deduct such excess amount from the next required deliveries of the Applicable Metal by Colossus Brazil under this Agreement until the deficiency has been fully offset against deliveries to Sandstorm Gold of the Applicable Metal. Colossus Brazil shall be entitled to such set off notwithstanding any other provision of this Agreement.

3.                                      Upfront Deposit, Buy-Back Option and Initial Production

(a)                                  If the Upfront Deposit Funding Conditions are satisfied or waived by Sandstorm Gold before the Upfront Deposit Funding Date Deadline, Sandstorm Gold shall deliver the Upfront Deposit, without any set-off or deduction, to Colossus Brazil (or as Colossus Brazil may otherwise direct in writing) in cash by wire transfer on the Upfront Deposit Funding Date.

(b)                                 If, by the expiry or earlier termination of the Term or the Extended Term, if applicable, Colossus Brazil has not sold and delivered to Sandstorm Gold Refined Metals having a value sufficient to reduce the Uncredited Balance to nil, then a refund of the Uncredited Balance shall be due and owing by Colossus Brazil to Sandstorm Gold in an amount equal to the then remaining Uncredited Balance. If a refund of the Uncredited Balance shall be due and owing by Colossus Brazil to Sandstorm Gold, Colossus Brazil shall notify Sandstorm Gold (the “Uncredited Balance Refund Notice”) and the Uncredited Balance Refund Notice shall attach a copy of the applicable Uncredited Balance Calculation.

(c)                                  Within 60 days of the end of each calendar year, Colossus Brazil shall prepare a detailed statement setting out the calculations of the Uncredited Balance as at the end of such calendar year (the “Uncredited Balance Calculation”). The annual Uncredited Balance Calculation may be included in the applicable Annual Report. Colossus Brazil shall also prepare a final Uncredited Balance Calculation within 60 days of the expiry or earlier termination of the Term or the Extended Term, if applicable. Each successive Uncredited Balance Calculation shall include the aggregate information from previous Uncredited Balance Calculations, including matters settled by the dispute resolution procedures set forth in Article 16.

Sandstorm Gold shall have 60 days from the date of delivery of each Uncredited Balance Calculation to dispute the accuracy of an item therein. If Sandstorm Gold and Colossus Brazil are unable to resolve any dispute with respect thereto, either Party shall have the right to elect to have the matter settled in accordance with the dispute resolution procedures set forth in Article 16. If Sandstorm Gold has not disputed the accuracy of an item in an Uncredited Balance Calculation within 60 days after the delivery thereof, then Sandstorm Gold will be deemed to have agreed with the Uncredited Balance Calculation.

(d)                                 [redacted]

(e)                                  For a period of time that commences on the date upon which Sandstorm Gold delivers the Upfront Deposit to Colossus Brazil and that terminates on April 1, 2015 (the “Buy-Back Option Term”), Colossus Brazil shall have the right at any time and from time to time to purchase up to 50% (either in one single purchase of five Increments or multiple purchases from time to time of one or more Increments subject to an aggregate maximum of five Increments) of Sandstorm Gold’s obligation to purchase Refined Metals equal in amount to the Sandstorm Gold Payable Metals (as provided in this Agreement) in consideration of the Buy-Back Option Purchase Price, which shall be payable in cash by wire transfer, without set-off or deduction (the “Buy-Back Option”).

To exercise the Buy-Back Option with respect to one or more Increments, within the Buy-Back Option Term Colossus Brazil shall send a written notice of such exercise to Sandstorm Gold. Within three Business Days after receipt of the said written notice, Sandstorm Gold shall notify Colossus Brazil of its wire transfer instructions. Upon payment of the Buy-Back Option Price in connection with any exercise of the Buy-Back Option, Sandstorm Gold Payable Metals shall be reduced as provided in the definition of Sandstorm Gold Payable Metals. Forthwith after receipt of the Buy-Back Option Purchase Price, Sandstorm Gold shall send a written receipt to Colossus Brazil with respect thereto.

If the Buy-Back Option is exercised in full, the Uncredited Balance shall be reduced by US$37.5 million. If the Buy-Back Option is exercised in Increments, the Uncredited Balance will be reduced by US$7.5 million for each Increment purchased.

(f)                                    The following provisions shall apply:

(i)                                     If within 48 months after the Upfront Deposit Funding Date, the Property has not produced a minimum of 260,000 ounces of Au, Refined Au Equivalent Pt and Refined Au Equivalent Pd (in the aggregate) over a period of 12 consecutive months, then Sandstorm Gold, in its sole and unfettered discretion, shall have the option, exercisable by written notice to such effect delivered by Sandstorm Gold to Colossus Brazil (the “Initial Production Notice”), to require that Colossus Brazil, within 90 days of the date of delivery of the Initial Production Notice, refund to

Sandstorm Gold, without set-off or deduction, an amount equal to the Upfront Deposit multiplied by a fraction (x) the numerator of which is 260,000 minus the highest number of ounces of Au, Refined Au Equivalent Pt and Refined Au Equivalent Pd (in the aggregate) produced from the Property over any 12 consecutive months during the said 48-month period, and (y) the denominator of which is 260,000.

(ii)                                  If, by the expiry or earlier termination of the Term or the Extended Term, if applicable, the Property has started Commercial Production and subsequently stops production for a period of 24 consecutive months, then a refund of the Uncredited Balance shall be due and owing by Colossus Brazil to Sandstorm Gold in an amount equal to the then remaining Uncredited Balance. If a refund of the Uncredited Balance shall be due and owing by Colossus Brazil to Sandstorm Gold, Colossus Brazil shall notify Sandstorm Gold and the Uncredited Balance Refund Notice shall attach a copy of the applicable Uncredited Balance Calculation.

(g)                                 If the Upfront Deposit Funding Conditions have been satisfied or waived on or before the Upfront Depositing Funding Date Deadline and Sandstorm Gold does not deliver to Colossus Brazil the Upfront Deposit on or before the Upfront Deposit Funding Date in accordance with Section 3(a), then Colossus Brazil shall have the right to provide Sandstorm Gold with written notice stating that Sandstorm Gold is in default of its funding obligations under this Agreement. If Sandstorm Gold does not pay to Colossus Brazil the Upfront Deposit in accordance with Section 3(a) on or before the date that is 15 days after the date of receipt by Sandstorm Gold of the said written notice from Colossus Brazil, Colossus Brazil may terminate this Agreement by further notice in writing to Sandstorm Gold, whereupon each of the Parties shall be released from its obligations hereunder.

(h)                                 If the Upfront Deposit Funding Conditions have not been satisfied or waived on or before the Upfront Deposit Funding Date Deadline, as the same may be extended by Sandstorm Gold in its sole discretion, then this Agreement shall terminate and no Party shall be liable, in damages or otherwise, to any other Party in respect thereof.

4.                                      Term

(a)                                  The term of this Agreement shall commence on the Execution Date and subject to Section 3(g), Section 3(h) and Article 9, shall continue until the date that is 40 years after the date hereof (the “Term”).

(b)                                 Sandstorm Gold may terminate this Agreement at the end of the Term by providing written notice of its intention to terminate (a “Termination Notice”) to Colossus Brazil and the Guarantor not less than 90 days prior to the expiry of the Term. If Sandstorm Gold has not delivered a Termination Notice within 90 days prior to the expiry of the Term, then this Agreement shall continue in force for successive ten-year periods (each, an “Extended Term”) until the date upon which the Extended Term is terminated in accordance with Section 4(c).

(c)                                  Sandstorm Gold may terminate an Extended Term by providing written notice of its intention to terminate the Extended Term to Colossus Brazil and the Guarantor prior to the end of such Extended Term, which termination shall be effective immediately upon receipt of such notice of termination.

(d)                                 [redacted]

5.                                      Covenants of Colossus Brazil and the Guarantor

Colossus Brazil and the Guarantor acknowledge and agree that Sandstorm Gold is relying on the following covenants of in executing and delivering this Agreement:

(a)                                  During the Term and the Extended Term, as the case may be, Colossus Brazil and the Guarantor and their respective subsidiaries (a “Selling Party”) shall not enter into any stream agreements on any of the Applicable Metals produced from the Property, any royalty agreements on any Applicable Metals produced from the Property or any other agreements that are similar to either a stream agreement or a royalty agreement (excluding Hedging Arrangements) in each case in respect of Applicable Metals produced from the Property (the “Future Agreements”), unless:

(i)                                     the upfront deposit or payments to be received by a Selling Party under any one or more of the Future Agreements does not exceed the sum of US$50 million; and

(ii)                                  prior to entering into any binding commitment with respect to the Future Agreement, the Selling Party has given notice to Sandstorm Gold (the “Future Agreement Notice”) of the proposed principal terms and conditions thereof, including the upfront deposit or payment to be offered and the quantity of Applicable Metals to be covered thereby. Sandstorm Gold shall have the right, by notice to the Selling Party within 25 days after receipt of the Future Agreement Notice, to elect to enter into the Future Agreement with the Selling Party. If Sandstorm Gold elects to enter into the Future Agreement with the Selling Party, the Selling Party shall negotiate in good faith with Sandstorm Gold the Future Agreement with a view to executing and delivering the same within a further period of 30 days, failing which the Selling Party and Sandstorm Gold shall enter into an agreement on the principal terms and conditions set out in the Future Agreement Notice on the last day of such 30-day period. If Sandstorm Gold does not elect to enter into the Future Agreement with the Selling Party or Sandstorm Gold fails to enter into an agreement as provided in the preceding sentence for reasons other than the Selling Party negotiating terms that are not similar to the principal terms and conditions set forth in the Future Agreement Notice, the Selling Party may; (i) proceed to enter into the Future Agreement with the proposed other party on substantially the terms and conditions contained in the Future Agreement Notice, not later than 180 days after the Future Agreement Notice is given to Sandstorm Gold; and (ii) grant security with respect to such Future Agreement but if the property that would be secured thereby is subject to the Primary Project Charge or the Secondary Project Charge, any such security must rank subordinate to the Primary Project Charge and the Secondary Project Charge.  If the Future Agreement is not entered into by that date upon substantially the principal terms and conditions contained in the Future Agreement Notice, the provisions of this Section shall again apply and no Future Agreement may be entered into by a Selling Party in reliance upon this Section 5(a) without again complying with its provisions. The purchase price payable under any Future Agreement shall be expressed in U.S. dollars and in cash only.

(b)                                 For greater certainty, Section 5(a) shall not apply to any royalties or levies imposed by any government or governmental or regulatory authority, agency, department or ministry or [redacted].

(c)                                  Each of Colossus Brazil and the Guarantor at all times during the Term and the Extended Term, as the case may be, shall do and cause to be done all things necessary to maintain their respective corporate existence and Colossus Brazil at all times during the Term and the Extended Term, as the case may be, shall do and cause to be done all things necessary to cause SPCDM to maintain its corporate existence. Notwithstanding the foregoing, it is understood and agreed that neither Transfers that are permitted and completed pursuant to the provisions of Article 13 nor the Planned Combination nor a transaction described in Section 13(e) shall be deemed to be in contravention of this Section 5(c).

(d)                                 Colossus Brazil shall at all times during the Term and the Extended Term, as the case may be, cause to be done all things necessary to maintain the Property in good standing, including paying or causing to be paid all taxes owing in respect thereof. Colossus Brazil will cause SPCDM to use its commercially reasonable efforts to obtain and, once obtained, maintain all permits necessary to commence mining operations on the Property.

(e)                                  During the Term and the Extended Term, as the case may be, Colossus Brazil shall ensure that SPCDM does not abandon any of the mineral rights or tenements forming a part of the Property unless Colossus Brazil or SPCDM has determined that it is not economical to produce Applicable Metals from such mineral rights or tenements and Colossus Brazil provides Sandstorm Gold with a minimum of 90 days prior written notice of any such abandonment. Any direct or indirect Encumbrance Sandstorm Gold may have in such mineral rights or tenements shall be released upon abandonment. Following abandonment, such mineral rights and tenements will cease to be part of the Property. This Section 5(e) shall not apply to any relinquishment of mineral rights or tenements required by law or by the terms of the applicable license and shall not be construed so as to require SPCDM to exercise its option to acquire mineral rights in respect of Area B or Area C.

(f)                                    Until such time as the Primary Project Charges and, subject to Section 5(h), the Secondary Project Charges have been duly registered, Colossus Brazil and the Guarantor shall not cause or allow to be registered any Encumbrance other than Permitted Encumbrance, any Encumbrances arising in connection with Future Agreements as the same shall be permitted pursuant to Section 5(a), any Permitted Interest and any Encumbrances to which Sandstorm Gold’s Encumbrances may be subordinated in accordance with Article 19 as against the assets secured thereby (including, the Property, after the Planned Combination has been completed) without the prior written consent of Sandstorm Gold, such consent not to be unreasonably withheld or delayed.

(g)                                 During the Term and the Extended Term, as the case may be, Colossus Brazil and the Guarantor shall cause the Project Charges (as applicable) to be properly renewed as required by applicable law and renewed six months before each of their respective expiry dates to ensure that, except as may be otherwise provided herein, at all times throughout the Term and the Extended Term, as the case may be, the Project Charges (as applicable) remain in full force and effect and duly registered as required by applicable law. Colossus Brazil and the Guarantor shall provide proof acceptable to Sandstorm Gold, acting reasonably, of each such re-registration and renewal on or before the date that is six months before each expiry date of the applicable Project Charges, failing which Sandstorm Gold shall have the right to proceed with such renewal, with Colossus Brazil to be responsible for all costs and fees related thereto.

(h)                                 Immediately after the date upon which the Guarantor has repaid 100% of the principal amount and accrued interest thereon of the Gold Linked Notes, Colossus Brazil and the Guarantor shall cause the Secondary Project Charge Agreements to be duly executed, delivered, registered and/or recorded in all applicable governmental offices.  Colossus Brazil and the Guarantor shall deliver to Sandstorm Gold, a legal opinion from counsel to Colossus Brazil and the Guarantor as to the enforceability and perfection of the Secondary Project Charges in form, scope and substance substantially similar to the equivalent opinion delivered by the relevant counsel with respect to the Primary Project Charges.

(i)                                     [redacted]

(j)                                     [redacted]

(k)                                  [redacted]

(l)                                     [redacted]

(m)                               It is the intention of the Parties that until the Secondary Project Charges are duly presented for registration in all applicable government offices in Brazil or duly registered or recorded in all applicable government offices in Ontario, as the case may be, if the principal sum of US$65.0 million (which is a portion of the Upfront Deposit) together with interest thereon, if applicable, shall become due and owing to Sandstorm Gold pursuant to the provisions hereof, the same shall rank on a pari-passu basis with the debt owing pursuant to the Gold Linked Notes, if any.

6.                                      Monthly Reports and Annual Reports

(a)                                  During the Term and the Extended Term, as the case may be, Colossus Brazil shall deliver to Sandstorm Gold a Monthly Report on or before the 15th Business Day after the last day of each calendar month if any Applicable Metals were produced from the Property during such calendar month.

(b)                                 During the Term and the Extended Term, as the case may be, Colossus Brazil shall deliver to Sandstorm Gold an Annual Report on or before 60 days after the last day of each fiscal year if any Applicable Metals were produced from the Property during such calendar year.

(c)                                  Sandstorm Gold shall have the right to dispute an Annual Report in accordance with the provisions of this Section 6(c). If Sandstorm Gold disputes an Annual Report:

(i)                                     Sandstorm Gold shall notify Colossus Brazil in writing within 90 days from the date of delivery of the applicable Annual Report that it disputes the accuracy of that Annual Report (or any part thereof) (the “Audit Dispute Notice”);

(ii)                                  Sandstorm Gold and Colossus Brazil shall have 60 days from the date the Audit Dispute Notice is delivered by Sandstorm Gold to resolve the dispute. If Sandstorm Gold and Colossus Brazil have not resolved the dispute within the said 60-day period, a mutually agreed independent third party expert will be appointed to prepare a report with respect to the dispute in question (the “Expert’s Report”). If Sandstorm Gold and Colossus Brazil have not agreed upon such expert within a further 10 days after the said 60-day period, then the dispute as to the expert shall be resolved by the dispute mechanism procedures set forth in Article 16;

(iii)                               the Expert’s Report shall be final and binding on the Parties;

(iv)                              if the Expert’s Report concludes that the actual number of ounces of Sandstorm Gold Payable Metals varies by two percent or less from the number of ounces of Sandstorm Gold Payable Metals set out in the Annual Report, then the cost of the Expert’s Report shall be borne by Sandstorm Gold; and

(v)                                 if the Expert’s Report concludes that the number of ounces of Sandstorm Gold Payable Metals varies by more than two percent from the number of ounces of Sandstorm Gold Payable Metals set out in the Annual Report,

then the cost of the Expert’s Report as well as Sandstorm Gold’s reasonable out of pocket costs associated with audits conducted during the applicable calendar year pursuant to Article 11, shall be borne by Colossus Brazil.

(d)                                 If Colossus Brazil does not deliver a (draft or final) Monthly Report or Annual Report when required pursuant to this Article 6, Sandstorm Gold shall have the right to perform or to cause its representatives or agents to perform, at the cost and expense of Colossus Brazil, an audit of the books and records of SPCDM and Colossus Brazil relevant to the production and delivery of Refined Metals in an amount equal to the Sandstorm Gold Payable Metals produced during the calendar month or calendar year in question (the “Sandstorm Gold Audit”) in conjunction with the provisions of Article 11. Colossus Brazil shall grant Sandstorm Gold or its representatives or agents access to all such books and records on a timely basis in order to permit Sandstorm Gold to perform the Sandstorm Gold Audit. In order to exercise this right, Sandstorm Gold must provide not less than 14 days written notice to Colossus Brazil of its intention to conduct the Sandstorm Gold Audit. If within seven days of receipt of such notice, Colossus Brazil delivers the applicable (draft or final) Monthly Report or Annual Report, as the case may be, then Sandstorm Gold shall have no right to perform the Sandstorm Gold Audit. If Colossus Brazil delivers the applicable (draft or final) Monthly Report or Annual Report, as the case may be, before the delivery of the report prepared in connection with the Sandstorm Gold Audit (the “Sandstorm Gold Audit Report”), the applicable (draft or final) Monthly Report or Annual Report, as the case may be, shall be taken as final and conclusive, subject to the rights of Sandstorm Gold as set forth in Section 6(c). Otherwise, the Sandstorm Gold Audit Report, the Sandstorm Gold Audit Report shall be final and conclusive, subject to the provisions of Article 16 which shall apply in the event that Colossus Brazil or the Guarantor disputes the accuracy of the Sandstorm Gold Audit Report.

7.                                      Covenant Regarding Sandstorm Gold Payable Metals Minimum Amounts

(a)                                  Colossus Brazil hereby covenants to and in favour of Sandstorm Gold that during the Term, Colossus Brazil shall sell to Sandstorm Gold a minimum quantity of Applicable Metals pursuant to this Agreement (the “Sandstorm Gold Payable Metals Minimum Amounts”) as follows:

(i)                                     a minimum of 1,100 ounces of Refined Au in calendar year 2013;

(ii)                                  a minimum of the lesser of:

(x) 4,800 ounces of Refined Au, 1,500 ounces of Refined Pt and 2,900 ounces of Refined Pd, or

(y) 8,500 ounces of Refined Metals, in aggregate, where the number of ounces of Refined Pd is adjusted to the Refined Au Equivalent Pd and the number of ounces of Refined Pt is adjusted to the Refined Au Equivalent Pt,

in calendar year 2014

(iii)                               a minimum of 4,800 ounces of Refined Au, 5,800 ounces of Refined Pt and 10,600 ounces of Refined Pd in calendar year 2015;

(iv)                              a minimum of 3,200 ounces of Refined Au, 5,300 ounces of Refined Pt and 9,600 ounces of Refined Pd in calendar year 2016;

(v)                                 a minimum of 3,200 ounces of Refined Au, 5,300 ounces of Refined Pt and 9,600 ounces of Refined Pd in calendar year 2017;

(vi)                              a minimum of 2,900 ounces of Refined Au, 4,600 ounces of Refined Pt and 8,300 ounces of Refined Pd in calendar year 2018; and

(vii)                           a minimum of 2,300 ounces of Refined Au, 4,600 ounces of Refined Pt and 8,300 ounces of Refined Pd in each of the calendar years 2019 through and including 2023.

(b)                                 If in any calendar year, Colossus Brazil shall have delivered Refined Pd to Sandstorm Gold in excess of the applicable calendar year’s Sandstorm Gold Payable Metals Minimum Amounts for Refined Pd, then such excess Refined Pd shall be credited against and reduce the next successive calendar year’s (or years’, if the excess is greater than the Sandstorm Gold Payable Metals Minimum Amounts for Refined Pd for the next successive calendar year) Sandstorm Gold Payable Metals Minimum Amounts for Refined Pd.

(c)                                  If in any calendar year, Colossus Brazil shall have delivered Refined Pd to Sandstorm Gold that is less than the applicable calendar year’s Sandstorm Gold Payable Metals Minimum Amounts for Refined Pd, then, to the extent that any deficiency remains after the application of Section 7(b), within 30 days following the end of the applicable calendar year, Colossus Brazil shall deliver to Sandstorm Gold, without set-off or deduction, an amount of Refined Pd equal to the amount of such deficiency (and for greater certainty and without limitation, Sandstorm Gold shall pay the Purchase Price for any such Refined Pd).

(d)                                 If in any calendar year, Colossus Brazil shall have delivered Refined Au or Refined Pt to Sandstorm Gold in excess of the applicable calendar year’s Sandstorm Gold Payable Metals Minimum Amounts for Refined Au or Refined Pt, as the case may be, then the amount of such excess Refined Au or Refined Pt shall be converted into a notional dollar amount based on the Prevailing Price of Au or the Prevailing Price of Pt, as the case may be, for the calendar year and such amount will be added to the Excess Metals Account effective on the last day of such calendar year.

(e)                                  If in any calendar year, Colossus Brazil shall have delivered Refined Au or Refined Pt to Sandstorm Gold that is less than the applicable calendar year’s Sandstorm Gold Payable Metals Minimum Amounts for Refined Au or Refined Pt, as the case may be, then:

(i) the amount of such deficiency shall be reduced by applying the Excess Metals Account to such deficiency, and for these purposes (I) in the case of a deficiency in the Sandstorm Gold Payable Metals Minimum Amount for Refined Au, each ounce of Refined Au will have a notional price equal to the Prevailing Price of Au for the calendar year, and (II) in the case of a deficiency in the Sandstorm Gold Payable Metals Minimum Amount for Refined Pt, each ounce of Refined Pt will have a notional price equal to the Prevailing Price of Pt for the calendar year; and

(ii) to the extent that any deficiency remains after the application of the Excess Metals Account as described in Section 7(e)(i) above, then within 30 days following the end of the applicable calendar year, Colossus Brazil shall deliver to Sandstorm Gold, without set-off or deduction, an amount of Refined Au or Refined Pt, as the case may be, equal to the amount of such deficiency (and for greater certainty and without limitation, Sandstorm Gold shall pay the Purchase Price for any such Refined Au or Refined Pt, as the case may be).

For greater certainty: (A) the application of the Excess Metals Account to a deficiency in any calendar year pursuant to Section 7(e)(i) above shall occur only after any amounts to be credited to the Excess Metals Account pursuant to Section 7(d) for the calendar year have been credited, (B) the balance of the Excess Metals Account will be reduced by any amounts applied to a deficiency pursuant to Section 7(e)(i) above, (C) any reduction in the Excess Metals Account pursuant to Section 7(e)(i) above will be effective on the last day of the applicable calendar year, (D) any amount remaining in the Excess Metals Account after taking into account the addition(s) referred to Section 7(d) and reduction(s) set forth in Section 7(e)(i) above for the calendar year, in each case if applicable, will remain in the Excess Metals Account and can be used to offset deficiencies with respect to Sandstorm Gold Payable Metals Minimum Amounts for Refined Au or Refined Pt for future years.

(f)                                    For greater certainty and without limitation, any Refined Metals delivered to Sandstorm Gold shall constitute Refined Metals delivered to Sandstorm Gold for the purposes of this Agreement.

(g)                                 Failure to comply with this Section shall constitute a Colossus Brazil Event of Default pursuant to Article 9.

(h)                                 Notwithstanding the foregoing provisions of this Article 7, the Sandstorm Gold Payable Metals Minimum Amounts shall not be owed at the end of a given calendar year if the mine located on the Property has been in production for less than 180 days during the applicable calendar year. In each such event, the subsequent calendar years in Section 7(a) shall each be deemed to be pushed back by one calendar year.

(i)                                     On the last day of each calendar year, Sandstorm Gold shall calculate its annualized internal rate of return on the Upfront Deposit as provided in this Section 7(i) and notify Colossus Brazil of same in writing no later than the second Business Day following the end of the calendar year. If such internal rate of return is equal to or greater than 5%, then this Article 7 shall terminate and permanently cease to apply. No Applicable Metals shall be required to be delivered pursuant to this Article 7 in respect of such calendar year. For purposes of the calculation of Sandstorm Gold’s cumulative internal rate of return, the only cash outflow will be the payment of the Upfront Deposit to Colossus Brazil and the cash inflows will be (i) for each ounce of Refined Metal delivered to the date of calculation, the amount, if any, by which the Market Price exceeds the Fixed Price for the Applicable Metal based on the date of delivery of such Applicable Metal, (ii) any Buy-Back Option Purchase Price paid by Colossus Brazil to the date of calculation, and (iii) any cash paid to Sandstorm Gold in respect of the Uncredited Balance to the date of calculation. The internal rate of return will be calculated on a pre-tax basis, without any deductions. In the event that Colossus Brazil disputes the accuracy of Sandstorm Gold’s calculation, the parties will endeavour for 14 days to resolve such dispute, failing which Colossus Brazil may seek to have the dispute resolved pursuant to Article 16.

(j)                                     If the Buy-Back Option is exercised, then each of the numbers of ounces set forth in subsections 7(a)(i) through (vii) above (inclusive), shall be reduced by multiplying such numbers of ounces by the Increment Factor but only for calendar years after the Buy-Back Option has been exercised. In any calendar year in which the Buy-Back Option is exercised, the Sandstorm Gold Payable Metals Minimum Amounts shall be reduced (or, if applicable, further reduced) as provided in the preceding sentence on a pro rata basis to take into account such exercise(s) and the related reduction(s) in Sandstorm Gold’s right to purchase Applicable Metals hereunder.

8.                                      Delivery of Applicable Metals, Payments and Documentation in Respect of Offtake

(a)                                  Commencing as of the Upfront Deposit Funding Date and during the Term and the Extended Term, Colossus Brazil shall deliver:

(i)                                     all Refined Au and Refined Pt required to be delivered to Sandstorm Gold pursuant to this Agreement to [redacted] (the “Place of Delivery for Au and Pt”); and

(ii)                                  all Refined Pd required to be delivered to Sandstorm Gold pursuant to this Agreement [redacted] (the “Place of Delivery for Pd”).

For greater certainty and without limitation, the obligations to deliver and purchase Refined Au, Refined Pt and Refined Pd during the Term and the

Extended Term, as the case may be, shall arise if, as and when there shall be Metal Payments.

(b)                                 Colossus Brazil shall notify Sandstorm Gold:

(i)                                     in writing at least one Business Day before any delivery [redacted]; and

(ii)                                  in writing at least one Business Day before any delivery [redacted].

(c)                                  Within 16 Business Days after a Colossus Entity receives a Metals Payment from an Offtaker in respect of Applicable Metals produced from the Property, Colossus Brazil shall deliver the applicable Refined Metals to the Place of Delivery for Au and Pt and to the Place of Delivery for Pd, as the case may be.

(d)                                 Delivery of all Refined Metals shall be deemed to have been made at the time [redacted] (in each case, the “Time of Delivery”).

(e)                                  Title to and risk of loss of Refined Metals shall pass from Colossus Brazil to Sandstorm Gold at the applicable Time of Delivery.

(f)                                    Colossus Brazil hereby represents and warrants to Sandstorm Gold that, immediately prior to each Time of Delivery, (i) Colossus Brazil will be the legal and beneficial owner of the Refined Metals delivered and credited to the metal account of Sandstorm Gold at such Time of Delivery, (ii) Colossus Brazil will have good, valid and marketable title to such Refined Metals, and (iii) on Transfer to Sandstorm Gold against receipt of full payment therefor such Refined Metals shall be free and clear of all Encumbrances related to a Colossus Entity.

(g)                                 All Deductions relating to each shipment of Minerals produced from the Property and/or Payable Au, Payable Pt and Payable Pd and all costs and expenses pertaining to the delivery and credit of Refined Au, Refined Pt and Refined Pd to each place of delivery shall be borne by Colossus Brazil.

(h)                                 At each applicable Time of Delivery, Colossus Brazil shall deliver to Sandstorm Gold:

(i)                                     an invoice setting out the number of ounces of Refined Au and Refined Pt so credited and the Purchase Price for such Refined Au and Refined Pt; and

(ii)                                  an invoice setting out the number of ounces of Refined Pd so credited and the Purchase Price for such Refined Pd.

(i)                                     If Sandstorm Gold disputes the accuracy of any invoice, it shall notify Colossus Brazil within six months from the earlier of the date of receipt by Sandstorm Gold of such invoice and the date of credit to the metal account of Sandstorm Gold of the applicable Refined Metals, provided that such dispute shall not relieve

Sandstorm Gold from complying with its payment obligations pursuant to Section 8(k) pending resolution of such dispute.

(j)                                     Sandstorm Gold shall pay for each shipment of Refined Metals promptly and in any event not later than five Business Days after the Time of Delivery and receipt of any invoice for such Refined Metals.

(k)                                  All payments for Refined Metals by Sandstorm Gold to Colossus Brazil shall be made in US Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by Colossus Brazil in writing from time to time, without deduction or set-off.

(l)                                     Any payment not made on or by the applicable payment date referred to in this Article 8 shall incur interest until such payment is made at a rate equal to Prime plus 2% per annum, compounded and calculated daily (based on the number of days in the calendar year) and payable on demand, whether before or following demand, default or judgment.

(m)                               If Sandstorm Gold has not made any payment in relation to Refined Metals delivered to Sandstorm Gold pursuant to this Agreement on or by the applicable payment date referred to in this Article 8 or is otherwise in default of any payment obligation to a Colossus Entity arising under this Agreement, including any arbitration awards made pursuant to the provisions of Article 16, then from and after the date that is 30 days following delivery by Colossus Brazil to Sandstorm Gold of notice of such non-payment, notwithstanding any other provision of this Agreement, Colossus Brazil shall have the right to set off in respect of any such non-payment (including interest at a rate equal to Prime plus 2% annum, compounded, calculated and payable as aforesaid) and withhold from future delivery to Sandstorm Gold an amount of Refined Metals equal in value to such non-payment (including interest), which shall become the sole property of Colossus Brazil, and to reduce the Uncredited Balance by the value of such Refined Metals withheld from delivery to Sandstorm Gold. For the purposes of this Section 8(m), any amount of Refined Metals set off and withheld in respect of any non-payment amount shall be valued at the Market Price (determined based on the date such amount of Refined Metals would have been credited to the metal account of Sandstorm Gold in accordance with this Article 8 but for such non-payment) less the Fixed Price for the Applicable Metal.

9.                                      Events of Default and Termination

(a)                                  The Parties may terminate this Agreement at any time by mutual written consent.

(b)                                 In addition, subject to Section 9(f), Sandstorm Gold shall have the right to terminate this Agreement, effective upon ten days’ prior written notice to Colossus Brazil if any of the following shall occur (each, a “Colossus Brazil Event of Default”):

(i)                                     Colossus Brazil or the Guarantor defaults in any material respect in the performance of any of its covenants or obligations contained in this Agreement or the Project Charges and such default is not remedied to the reasonable satisfaction of Sandstorm Gold within 60 days after receipt of written notice of such default by Colossus Brazil or the Guarantor from Sandstorm Gold or, provided that the mine located on the Property remains in operation and Sandstorm Gold continues to receive any and all payments and/or deliveries of Refined Au, Refined Pt and/or Refined Pd as the same become due under this Agreement, if such default is not capable of rectification within 60 days, Colossus Brazil or the Guarantor has not promptly commenced rectifying the default within such 60 day period and thereafter diligently proceeded to rectify the same;

(ii)                                  upon the occurrence of any Insolvency Event of Colossus Brazil or the Guarantor (or for greater certainty, their respective successors and assigns); or

(iii)                               if the Project Charges shall cease to be valid, binding and enforceable in accordance with their terms and this Agreement and such default is not remedied by Colossus Brazil and the Guarantor to the reasonable satisfaction of Sandstorm Gold within 60 days after receipt of written notice of such default by Colossus Brazil or the Guarantor from Sandstorm Gold; or

(iv)                              if the Primary Project Charges shall not be registered as contemplated [redacted].

For greater certainty and without limitation, Sandstorm Gold shall have the right to waive one or more Colossus Brazil Events of Default, all without prejudice to any and all rights of Sandstorm Gold with respect to any and all other Colossus Brazil Events of Default.

(c)                                  Subject to Section 9(f), if a Colossus Brazil Event of Default occurs and is continuing and the Agreement has been terminated in accordance with Section 9(b), then in addition to and not in substitution for any other remedies available at law or in equity, Sandstorm Gold shall have the right, upon written notice to Colossus Brazil and the Guarantor, at its option, to demand the following (the “Colossus Brazil Default Fee”):

(i)                                     the remaining Uncredited Balance without interest, at the time of the occurrence of the applicable Colossus Brazil Event of Default; and

(ii)                                  damages for Losses that are in excess of the Uncredited Balance.

Upon demand from Sandstorm Gold, which demand shall include a calculation of the Colossus Brazil Default Fee, Colossus Brazil shall promptly deliver the Colossus Brazil Default Fee to Sandstorm Gold without set-off or deduction. For greater certainty and without limitation, in the event Colossus Brazil is required to pay the Colossus Brazil Default Fee to Sandstorm Gold, the provisions set forth in Section 3(b) and 3(f) requiring the refund of the Uncredited Balance will no longer be applicable and the Project Charges will be released automatically upon receipt by Sandstorm Gold of the Colossus Brazil Default Fee. Colossus Brazil or the Guarantor may dispute the calculation of the Colossus Brazil Default Fee and seek to have such dispute resolved pursuant to Article 16.

(d)                                 If Sandstorm Gold elects to demand payment of the Colossus Brazil Default Fee, this Agreement shall be deemed terminated upon the payment by or on behalf of Colossus Brazil of the Colossus Brazil Default Fee. Upon receipt of the Colossus Brazil Default Fee, Sandstorm Gold shall execute and deliver a release in respect of the Project Charges so that the Project Charges will terminate and no longer be binding (failing payment of the Colossus Brazil Default Fee, Sandstorm Gold shall be entitled to realize upon the Project Charges).

(e)                                  [redacted]

(f)                                    [redacted]

(g)                                 The Parties hereby acknowledge that Sandstorm Gold will be damaged by a Colossus Brazil Event of Default and any sums payable or retainable pursuant to this Article 9 upon the occurrence of a Colossus Brazil Event of Default are in the nature of liquidated damages, not a penalty and are fair and reasonable. The Parties hereby acknowledge that Sandstorm Gold will be damaged by a Forfeiture Event and any sums payable or retainable pursuant to this Article 9 upon the occurrence of a Forfeiture Event are in the nature of liquidated damages, not a penalty and are fair and reasonable.

(h)                                 Termination of this Agreement under this Article 9 shall not terminate any payment or delivery obligation hereunder that arose prior to the time of termination, except to the extent such obligation was included in the determination of the Colossus Brazil Default Fee or other amount payable in respect of the termination of this Agreement under this Article 9.

10.                               Offtake Agreements

Each Offtake Agreement shall be on arm’s length commercial terms, consistent with normal industry standards and practice in Canada or the relevant jurisdiction, as the case may be, with respect to the payable adjustment factor and no Colossus Entity will intentionally negotiate a payable adjustment factor for Pt and Pd in order to receive a higher payable adjustment factor for other minerals. Colossus Brazil shall promptly disclose to Sandstorm Gold the terms of any Offtake Agreement in respect of the Applicable Metals from the Property and any material amendments thereto.

11.                               Books; Records; Inspections

Colossus Brazil, SPCDM and the Guarantor shall each keep true, complete and accurate books and records of all material operations and activities with respect to the Property, including the processing of Minerals therefrom, where applicable. Subject to the confidentiality provisions of this Agreement and in addition to the provisions of Section 6(d), up to twice each calendar year Sandstorm Gold and its authorized representatives shall be entitled to perform audits or other reviews and examinations of the books and records of Colossus Brazil, SPCDM and the Guarantor relevant to the delivery of Refined Metals pursuant to this Agreement during the Term or the Extended Term, as the case may be, to confirm compliance by Colossus Brazil and the Guarantor with the terms of this Agreement. Despite the preceding sentence, Sandstorm Gold may exercise such audit, review and examination rights more than twice per year either (a) where the additional audit, review and examination is required by applicable law, (b) with the consent of Colossus Brazil and Guarantor, not to be unreasonably withheld or delayed; or (c) unless one of the previous two audits have revealed that there has been an underreporting of Refined Metals. Sandstorm Gold shall diligently complete any audit, review or other examination permitted hereunder. For greater certainty and without limitation, Sandstorm Gold shall have access to all documents provided by each of Colossus Brazil, SPCDM and the Guarantor to an Offtaker, as contemplated under the Offtake Agreements or which otherwise relate to the Applicable Metals produced from the Property vis a vis the Offtaker and that are, in any manner, relevant to the calculation of Sandstorm Gold Payable Metals or the delivery and credit of Refined Metals in respect thereof, in each instance. Subject to Section 6(c), all costs and expenses of any audit or other examination permitted in this Section shall be paid by Sandstorm Gold.

12.                               Conduct of Mining Operations, etc.

(a)                                  Notwithstanding any other provision of this Agreement, all decisions concerning methods, the extent, times, procedures and techniques of any exploration, development and mining operations related to the Property shall be made by the Colossus Entities in their sole and absolute discretion.

(b)                                 Sandstorm Gold has no contractual rights relating to the development or operation of any of the operations of any Colossus Entity, including the Property or any of their other properties, and Sandstorm Gold shall not be required to contribute to any capital or expenditures in respect of operations at the Property. Except as provided in this Agreement and the Project Charges, Sandstorm Gold has no right, title or interest in and to the Property.

(c)                                  Sandstorm Gold is not entitled to any form or type of compensation or payment from any Colossus Entity if SPCDM discontinues or ceases operations from the Property save and except as provided in Article 3 and Article 7. Save and except as provided in Article 7, this Agreement shall in no way be construed or considered a guarantee as to the amount of Payable Metals, the amount of Sandstorm Gold Payable Metals or the amount of Refined Metals that will be delivered and sold to Sandstorm Gold, in each case on an annual basis or over the life of the Property.

(d)                                 Colossus Brazil will cause SPCDM to perform all processing operations and activities in respect of the Property that are to be performed by SPCDM in a commercially prudent manner, consistent with sound processing, engineering and environmental practices prevailing in the industry.

(e)                                  At reasonable times and with the prior consent of Colossus Brazil (which shall not be unreasonably withheld or delayed), at the sole risk and expense of Sandstorm Gold, Sandstorm Gold shall have a right of access by its representatives to the Property and any mill, smelter, concentrator or other processing facility owned or operated by any Colossus Entity that is used to process Minerals produced from the Property for the purpose of enabling Sandstorm Gold to monitor compliance by Colossus Brazil with the terms of this Agreement and to prepare technical reports on the Property in compliance with National Instrument 43-101 where such technical reports are required by applicable law, determined by Sandstorm Gold acting reasonably. Notwithstanding the foregoing, it is understood and agreed that Sandstorm Gold shall only have a right of access by its representatives to the Property and any mill, smelter, concentrator or other processing facility owned or operated by a Colossus Entity that is used to process Minerals produced from the Property twice in each calendar year during the Term and the Extended Term, as the case may be, where such access is for reasons that are not related to preparing technical reports in compliance with the provisions of National Instrument 43-101 that are required by applicable law, determined by Sandstorm Gold acting reasonably.

(f)                                    Where Sandstorm Gold is required by law or stock exchange requirements to prepare a technical report in respect of the Property in accordance with National Instrument 43-101, Colossus Brazil and the Guarantor will each cooperate with and will allow Sandstorm Gold access to technical information pertaining to the Property to permit Sandstorm Gold to prepare technical reports on the Property in accordance with National Instrument 43-101 at the sole cost and expense of Sandstorm Gold to comply with Sandstorm Gold’s disclosure obligations under applicable Canadian and/or US securities laws and/or stock exchange rules and policies.

To the extent practicable, Sandstorm Gold will use the same report writer as the Guarantor to prepare all technical reports that Sandstorm Gold is required to prepare and use (as the base) the same reports as the Guarantor (re-addressed to Sandstorm Gold). If Sandstorm Gold is unable to use the same report writer as the Guarantor to prepare a required technical report, it will choose a Person to write the technical report that is acceptable to the Guarantor, acting reasonably, and Sandstorm Gold will not finalize the technical report until the Guarantor has been provided with a reasonable opportunity to comment on the contents of the technical report and Sandstorm Gold will act in good faith and will use its best efforts to incorporate the Guarantor’s comments into the technical report to the extent the Guarantor’s comments are made to conform the technical report with the existing disclosure of the Guarantor.

The Guarantor will promptly deliver to Sandstorm any updated National Instrument 43-101 reports or mineral reserve and mineral resource estimates produced that pertain to the Property.

(g)                                 Colossus Brazil shall ensure that all Applicable Metals are produced from the Property in a manner consistent with sound mining, processing, engineering and environmental practices prevailing in the industry. If SPCDM wishes to commingle Applicable Metals produced from the Property with other Minerals produced from a property owned by a Colossus Entity other than the Property, it may do so, as long as (i) a method is agreed by Sandstorm Gold and Colossus Brazil, each acting reasonably, in good faith and without delay, to determine the quantum of the Applicable Metals produced from the Property, and (ii) Sandstorm Gold is compensated for any disadvantage incurred or suffered by Sandstorm Gold if and to the extent that the Applicable Metals to which Sandstorm Gold is entitled to a percentage of are displaced or processed at a lower rate solely as a result of such co-mingling. If Sandstorm Gold and Colossus Brazil cannot agree upon such a method or such compensation, the matter will be determined in accordance with the dispute resolution mechanism set forth in Article 16. SPCDM may not cease to process the Applicable Metals from the Property in favour of Applicable Metals from other properties. For greater certainty, the provisions of this Section 12(g) relating to commingling shall not apply to any commingling by an Offtaker.

13.                               Restricted Transfer Rights of Colossus Brazil and the Guarantor

(a)                                  During the Term or the Extended Term, as the case may be:

(i)                                     the Guarantor may Transfer, in whole or in part, its rights and obligations under this Agreement and the Project Charges or its shares of Colossus Brazil,

(ii)                                  Colossus Brazil may Transfer, in whole or in part, its rights and obligations under this Agreement and the Project Charges or its shares of SPCDM; and

(iii)                               SPCDM may Transfer, in whole or in part, its rights and interest in and to the Property,

in each case so long as the following conditions are satisfied,:

(iv)                              Colossus Brazil provides Sandstorm Gold with at least 30 days prior written notice of the intent of the Transferor to effect such Transfer;

(v)                                 any Transferee, as a condition to completion of the Transfer agrees in writing in favour of Sandstorm Gold to be bound by this Agreement and the Project Charges or becomes so bound by operation of law and in the reasonable opinion of Sandstorm Gold, any such Transferee has the financial capability to observe and perform the covenants, agreements and obligations of the Transferor under this Agreement;

(vi)                              after the Transfer (taking into account any agreements to be entered into in connection with the Transfer), Sandstorm Gold will remain entitled to purchase Refined Metals in an amount equal to the Sandstorm Gold Payable Metals for the Purchase Price as provided in this Agreement and, in the case of a Transfer of the rights and obligations of Colossus Brazil or the Guarantor under this Agreement, the Transferee or its affiliate own at least 75% of the Property;

(vii)                           in the case of a Transfer of all of the interest of SPCDM in the Property, the rights and obligations of Colossus Brazil under this Agreement are also transferred to the purchaser of the Property or its affiliate and Sandstorm Gold retains an Encumbrance over the property that is subject to the Project Charges on substantially the same terms; and

(viii)                        where the Guarantor is the Transferor and the Transferee is a subsidiary of a body corporate, the ultimate parent the Transferee agrees to be bound by the obligations of the Guarantor under this Agreement.

(b)                                 In the event of a Transfer (that is not an encumbrance, hypothecation or pledge) in accordance with this Article 13, except as provided in Section 13(c), the Transferor will cease to be bound by this Agreement and the Project Charges and the Transferor will have no liability for any obligations arising after such Transfer.

(c)                                  Notwithstanding the foregoing, the Guarantor shall remain bound by this Agreement and the Project Charges so long as a Colossus Entity owns any interest in the Property (other than a royalty interest).

(d)                                 In each case in this Agreement where one or more Project Charges are released or terminated or to be released or terminated, in whole or in part, Sandstorm Gold shall promptly execute to and in favour of all applicable Persons a release and discharge in respect of the applicable Project Charges, or part thereof, as the case may be.

(e)                                  Notwithstanding any other provision of this Agreement, neither (i) an amalgamation, merger or consolidation of the Guarantor with or into another body corporate, including by way of a plan of arrangement, nor (ii) a transfer of shares of the Guarantor, including a transfer of all of the shares pursuant to a takeover bid and subsequent acquisition transaction (including a compulsory acquisition) or a plan of arrangement, is a Transfer to which this Article 13 applies.

(f)                                    [redacted]

(g)                                 Without limiting the generality of this Article 13, notwithstanding any other provision of this Article 13, Colossus Brazil shall be entitled to assign its rights and obligations under this Agreement to another affiliate of the Guarantor where Colossus Brazil continues to hold, directly or indirectly, all of the Guarantor’s direct or indirect interest in the Property, provided that Colossus Brazil guarantees the performance of the obligations of the assignee on substantially the same terms as the guarantee set forth in Section 22 (and in addition thereto) and provides an indemnity on substantially the same terms as the indemnity set forth in Section 20(a) and the Project Charges given by Colossus Brazil remain in effect or equivalent security is granted.

(h)                                 If Sandstorm Gold believes that a proposed Transfer violates this Section 13, Sandstorm Gold shall notify Colossus Brazil and the Guarantor in writing of same within 20 days after receiving the notice referred to in Section 13(a)(iv). Article 16 shall apply, without limitation, to any dispute regarding the application of this Section, including the determination by Sandstorm Gold that a proposed transfer violates this Section 13.

14.                               Transfer Rights of Sandstorm Gold

During the Term or the Extended Term, as the case may be, Sandstorm Gold shall have the right to Transfer or encumber, in whole or in part, its rights and obligations under this Agreement to another party upon the delivery to Colossus Brazil of ten Business Days prior written notice. In such a case, provided that such other party has agreed to be bound by such Transferred or encumbered obligations under this Agreement, Sandstorm Gold shall be released from such Transferred obligations under this Agreement.  For greater certainty and without limitation, in the event such Transfer is to a subsidiary of Sandstorm Gold, then Sandstorm Gold shall provide a parent guarantee to and in favour of Colossus Brazil, on terms and conditions substantially similar to the parent guarantee of the Guarantor provided pursuant to Article 22.

Notwithstanding the foregoing, during the Term or the Extended Term, as the case may be, Sandstorm Gold shall have the right to Transfer by way of Encumbrance, in whole or in part, its rights and obligations under this Agreement to one or more lenders providing financing to Sandstorm Gold without notice to, or the consent of, Colossus Brazil. If such transferee enforces such Encumbrance it will provide notice to Colossus Brazil and upon delivery of such notice, which notice shall confirm that such transferee agrees to be bound by such Transferred obligations under this Agreement, such transferee shall become a party to this Agreement with all of the rights and obligations of Sandstorm Gold. Sandstorm Gold shall not be released from its obligations under this Agreement in the case of a Transfer by way of Encumbrance which is subsequently enforced by such transferee.

15.                               Confidentiality

(a)                                  Subject to Section 15(b), neither Sandstorm Gold nor Colossus Brazil and the Guarantor shall, without the express written consent of the other Party (Colossus Brazil and the Guarantor being treated as one Party for the purposes of this Article 15), disclose any non-public information received under or in connection with this Agreement, other than to its respective directors, employees, agents, bankers, consultants, requisite regulatory authorities and/or prospective Transferees and neither Party shall issue any press releases concerning any of the terms or provisions of this Agreement without the consent of the other Party, after the other Party has first reviewed the terms of such press release and had a reasonable opportunity to comment thereon (to the extent practicable). Additionally, Sandstorm Gold shall only issue any press releases concerning the Property if

Sandstorm Gold deems that any such press release is so required by applicable law and Sandstorm Gold has used its reasonable efforts to provide the Guarantor with notice of the issuance thereof and to provide the Guarantor with a reasonable opportunity to review and comment on such press release. Each Party agrees to reveal such information only to its respective directors, employees, agents, bankers, consultants and/or prospective transferees who need to know, who are informed of the confidential nature of the information and who agree to be bound by the terms of this Article 15. In addition, neither Party shall use any such information for its own use or benefit except for the purpose of enforcing its rights under this Agreement.

(b)                                 Notwithstanding the foregoing:

(i)                                     Sandstorm Gold and the Guarantor shall be entitled to publicly file a copy of this Agreement in such manner(s) as may be required by applicable securities laws (subject to such redactions as may be permitted by applicable law which either Sandstorm Gold or Guarantor may reasonably require);

(ii)                                  each Party may disclose information about or obtained under this Agreement (x) if required to do so to comply with applicable laws, rules, regulations or orders of any governmental authority or stock exchange having jurisdiction over such Party provided that the other Party shall be given the right to review and object to the data or information to be disclosed prior to any public release subject to any reasonable changes proposed by such other Party; and (y) to allow a current or potential bona fide provider of finance or a potential bona fide purchaser to conduct due diligence, provided that such Party has customary confidentiality arrangements in place with such finance provider or purchaser; and

(iii)                               each Party may disclose information for the purposes of any arbitration proceeding commenced under Article 16 of this Agreement.

16.                               Arbitration

(a)                                  In the event of a dispute in relation to this Agreement, including, the existence, validity, performance, breach or termination hereof or any matter arising hereunder, including whether any matter is subject to arbitration, the Parties agree to negotiate diligently and in good faith in an attempt to resolve such dispute. For the purposes of this Article 16, Colossus Brazil and the Guarantor shall be treated as one Party. Failing a negotiated resolution satisfactory to all Parties, either Party may, after 90 days have passed since negotiations were initiated or attempted, request that the dispute be resolved by binding arbitration, conducted in English, in Toronto, Ontario, in accordance with the International Commercial Arbitration Act (Ontario).

(b)                                 To request that a dispute be referred to arbitration either Party (the “Demanding Party”) shall give written notice (the “Dispute Notice”) to the other Party (the “Responding Party”). Receipt of the Dispute Notice by the Responding Party shall toll the running of any applicable limitations of actions by law or under this Agreement and shall commence the arbitral proceedings. The Dispute Notice shall specify the nature of the allegation and the issues in dispute, the amount or value involved (if applicable) and the remedy requested. Within 10 Business Days of delivery of the Dispute Notice, the Demanding Party shall deliver a statement of claim (“Statement of Claim”) in accordance with Article 23 of the Model Law. Within 30 Business Days of receipt of the Statement of Claim, the respondent shall deliver a statement of defence (“Statement of Defence”) in accordance with Article 23 of the Model Law.

(c)                                  The Demanding Party and the Responding Party shall mutually agree upon one single qualified arbitrator within seven Business Days of the delivery of the Statement of Defence, failing which either Party may request a court of competent jurisdiction in the Province of Ontario to appoint one qualified arbitrator. The arbitrator shall be a disinterested person qualified by experience to hear and determine the issues to be arbitrated.

(d)                                 The arbitrator may determine all questions of law and jurisdiction (including questions as to whether or not a dispute is arbitrable).

(e)                                  Subject to any further agreement of the Parties to the contrary, the Parties agree that the arbitrator shall hold oral hearings for the presentation of evidence and for oral argument.

(f)                                    No later than 15 Business Days after hearing the representations and evidence of the Parties, the arbitrator shall make its final award in writing and shall deliver one copy to each of the Parties. The final award of the arbitrator shall be final and binding upon the Parties in respect of all matters relating to the arbitration, the procedure, the conduct of the Parties during the proceedings and the final determination of the issues in the arbitration. There shall be no appeal from the determination of the arbitrator to any court. For greater clarity, the only available recourse against the arbitrator’s award on the merits is that set out in Article 34 of the Model Law. The Parties agree that the recourse to a court from a preliminary ruling on jurisdiction as specified in Article 16(3) of the Model Law is also available. The decision rendered by the arbitrator may be entered into any court for enforcement purposes.

(g)                                 The arbitrator shall have the right to grant legal and equitable relief and to award costs (including legal fees and the costs of arbitration) and interest. The costs of any arbitration shall be borne by the Parties in the manner specified by the arbitrator in its determination, if applicable. The arbitrator may make an interim order, including injunctive relief and other provisional, protective or conservatory measures, as well as orders seeking assistance from a court in taking or compelling evidence or preserving and producing documents regarding the subject matter of the dispute.

(h)                                 The Parties agree that the arbitrator shall be entitled to appoint any experts to report to it.

(i)                                     The Parties agree that the arbitrator shall decide the dispute in accordance with the laws of Ontario and the federal laws of Canada that are applicable therein.

(j)                                     All papers, notices or process pertaining to an arbitration hereunder may be served on a Party as provided in this Agreement.

(k)                                  The Parties agree to treat as confidential information, in accordance with the provisions of Article 15, the following: the existence of the arbitral proceedings; written notices, pleadings and correspondence in relation to the arbitration; reports, summaries, witness statements and other documents prepared in respect of the arbitration; documents exchanged for the purposes of the arbitration; and the contents of any award or ruling made in respect of the arbitration. Notwithstanding the foregoing part of this Section, a Party may disclose such confidential information in judicial proceedings to enforce an award or ruling or to seek recourse pursuant to Articles 16(3) and/or 34 of the Model Law. A Party may also disclose such confidential information to its auditors and as otherwise may be required by law.

17.                               Representations and Warranties of Sandstorm Gold

Sandstorm Gold acknowledging that Colossus Brazil and the Guarantor are entering into this Agreement in reliance thereon, hereby represents and warrants to Colossus Brazil and the Guarantor as follows, that as of the Execution Date:

(a)                                  Sandstorm Gold is a corporation duly and validly existing under the laws of its respective governing jurisdiction and Sandstorm Gold is up to date in respect of all filings required by law or by any governmental authority.

(b)                                 Sandstorm Gold has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. Sandstorm Gold has received all requisite board of director approvals with respect to the execution and delivery of this Agreement.

(c)                                  This Agreement has been duly and validly executed and delivered by Sandstorm Gold and constitutes a legal, valid and binding obligation of Sandstorm Gold enforceable against Sandstorm Gold in accordance with its terms.

(d)                                 Sandstorm Gold has not committed or become subject to an Insolvency Event and the corporate existence of Sandstorm Gold has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and Sandstorm Gold is not aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(e)                                  Sandstorm Gold is in compliance in all material respects with the rules, policies and regulations of the TSXV.

(f)                                    Sandstorm Gold has filed all documents required to be filed by it under all applicable securities laws in connection with its status as a public company and the policies of the TSXV, and such documents as of the date they were filed, comply in all material respects with requisite securities laws, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading.

(g)                                 This Agreement and the exercise of the rights and performance of the obligations of Sandstorm Gold hereunder does not:

(i)                                     conflict with any agreement, mortgage, bond or other instrument to which Sandstorm Gold is a party or which is binding on its assets;

(ii)                                  conflict with its constating or constitutive documents; or

(iii)                               conflict with or violate any applicable law.

(h)                                 No regulatory or third party consents or approvals are required to be obtained by Sandstorm Gold in connection with the execution and delivery or the performance by Sandstorm Gold of this Agreement or the transactions contemplated hereby.

(i)                                     Sandstorm Gold has sufficient cash on hand and available credit facilities to pay the full amount of the Upfront Deposit.

18.                               Representations and Warranties of Colossus Brazil and the Guarantor

Colossus Brazil and the Guarantor, acknowledging that Sandstorm Gold is entering into this Agreement in reliance thereon, each hereby jointly and severally represents and warrants to Sandstorm Gold as follows, that as of the Execution Date:

(a)                                  Each of Colossus Brazil and the Guarantor is a corporation duly and validly existing under the laws of its governing jurisdiction and it is up to date in respect of all filings required by law or by any governmental authority.

(b)                                 Each of Colossus Brazil and the Guarantor has the requisite corporate power and capacity to enter into this Agreement and the Project Charges and to perform its respective obligations hereunder. Each of Colossus Brazil and the Guarantor has received all requisite board of director approvals with respect to the execution and delivery of this Agreement and the Project Charges.

(c)                                  This Agreement has been duly and validly executed and delivered by each of Colossus Brazil and the Guarantor and constitutes a legal, valid and binding obligation of each of Colossus Brazil and the Guarantor enforceable against each of Colossus Brazil and the Guarantor in accordance with its terms.

(d)                                 This Agreement and the exercise of the rights and performance of the obligations of each of Colossus Brazil and the Guarantor hereunder does not:

(i)                                     conflict with any agreement, mortgage, bond or other instrument to which either of Colossus Brazil or the Guarantor is a party or which is binding on its respective assets;

(ii)                                  conflict with the constating or constitutive documents of either Colossus Brazil or the Guarantor; or

(iii)                               conflict with or violate any applicable law.

(e)                                  No regulatory or third party consents are required to be obtained by either of Colossus Brazil or the Guarantor in connection with their execution and delivery or performance of this Agreement or the Project Charges or the transaction contemplated hereby.

(f)                                    Neither Colossus Brazil nor the Guarantor has committed or become subject to an Insolvency Event and their respective corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and neither Colossus Brazil nor the Guarantor aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(g)                                 No person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in any part of the Property save and except for the Permitted Encumbrances or any of the Applicable Metals therein, thereon or thereunder or derived therefrom.

(h)                                 SPCDM has all necessary corporate power to own the Property and to commence or continue mining operations therefrom. SPCDM is in material compliance with all applicable laws and licences, registrations, permits, consents and qualifications to which the Property is subject.

(i)                                     Neither Colossus Brazil nor the Guarantor is in material default of any credit facility or material contract it has executed and delivered, to which their respective assets are subject or by which their respective assets are bound.

(j)                                     Neither Colossus Brazil nor the Guarantor has denied Sandstorm Gold access to any material information in their respective control or possession with respect to the Applicable Metals or the Property and any corporate matters pertaining to it, requested by Sandstorm Gold. To the best of the knowledge, information and belief of each of Colossus Brazil and the Guarantor, all material information relating to the Applicable Metals and the Property has been made available to Sandstorm Gold.

(k)                                  SPCDM has been granted all permits required to conduct the operations currently being conducted at the Property and to operate a mine located at the Property for the purposes of Commercial Production, save and except for an environmental Licence of Operation and other non-material administrative permits. Colossus Brazil and the Guarantor have no reason to believe that a Licence of Operation in respect of the mine under construction as of the Execution Date to permit operation of such mine in a manner that will permit Colossus Brazil to achieve the minimum deliveries set forth in Article 7 will not be granted to SPCDM.

(l)                                     [redacted]

19.                               Project Charges and Subordination

(a)                                  During the Term and the Extended Term, as the case may be, Colossus Brazil and the Guarantor shall not, amend, supplement, waive, restate, supersede, terminate, cancel or release or otherwise consent to a breach of the provisions of the Project Charges without the prior written consent of Sandstorm Gold, such consent not to be unreasonably withheld.

(b)                                 Forthwith from time to time as requested by Colossus Brazil or the Guarantor, Sandstorm Gold shall take all necessary actions, including the execution of all necessary or desirable agreements and instruments to subordinate its Primary Project Charges and Secondary Project Charges to any Encumbrance granted or to be granted by Colossus Brazil or the Guarantor that is required for such Person to obtain any credit accommodation, including any debt financing; provided that Sandstorm Gold shall only be required to subordinate its Primary Project Charges and Secondary Project Charges if an intercreditor agreement, in form and substance satisfactory to Sandstorm Gold, acting reasonably and in good faith is executed and delivered. The intercreditor agreement among other things, must provide as follows: [redacted].

20.                               Indemnities

(a)                                  Colossus Brazil and the Guarantor jointly and severally agree to indemnify and save Sandstorm Gold and its directors, officers, employees and agents harmless from and against any and all Losses suffered or incurred by Sandstorm Gold that arise out of or relate to any claims brought against such Person resulting from any failure of Colossus Brazil or the Guarantor to timely and fully perform or cause to be performed all of the covenants and obligations to be observed or performed by Colossus Brazil and the Guarantor pursuant to this Agreement, provided that the principles of mitigation will apply in determining such Losses. This clause shall survive termination of this Agreement.

(b)                                 Sandstorm Gold agrees to indemnify and save Colossus Brazil and the Guarantor and their respective directors, officers, employees and agents harmless from and against any and all Losses suffered or incurred by Colossus Brazil and the Guarantor that arise out of or relate to any claims brought against such Person resulting from any failure of Sandstorm Gold to timely and fully perform or cause to be performed all of the covenants and obligations to be observed or performed by Sandstorm Gold pursuant to this Agreement, provided that the principles of mitigation will apply in determining such Losses. This clause shall survive termination of this Agreement.

21.                               Taxes and Royalties

(a)                                  Each Party shall pay such taxes, duties or other charges of whatever nature imposed by any taxing or governmental authority, payable by such Party under applicable law in respect of a delivery of Refined Metals or a payment made by a Party hereunder. [redacted] The amount of any deduction or withholding required under applicable law shall not reduce the amount of the Uncredited Balance.

(b)                                 [redacted]

(c)                                  The Parties agree to reasonably cooperate to ensure that no more taxes, duties or other charges are payable than is required under applicable law.

22.                               Guarantee of Colossus Brazil Obligations by the Guarantor

(a)                                  The Guarantor does hereby absolutely, unconditionally and irrevocably guarantee the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Colossus Brazil pursuant to this Agreement (collectively, the “Colossus Brazil Guaranteed Obligations”). The Guarantor shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by Colossus Brazil.

(b)                                 Unless the Guarantor has complied with the provisions of Article 13, the Guarantor shall not Transfer all or any part of its obligations set forth in this Section without the prior written consent of Sandstorm Gold, such consent not to be unreasonably withheld or delayed.

(c)                                  The obligations of the Guarantor under this Section are continuing, unconditional and absolute and without limitation, will not be released, discharged, limited or otherwise affected by (and the Guarantor hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(i)                                     any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any of the Colossus Brazil Guaranteed Obligations, security, person or otherwise;

(ii)                                  any modification or amendment of or supplement to the Colossus Brazil Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder;

(iii)                               any release, non-perfection or invalidity of any direct or indirect security for any of the Colossus Brazil Guaranteed Obligations;

(iv)                              any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceeding affecting Colossus Brazil;

(v)                                 other than the rights of set-off specifically provided for in this Agreement, the existence of any claim, set-off or other rights which the Guarantor and Colossus Brazil may have at any time against Sandstorm Gold;

(vi)                              any invalidity, illegality or unenforceability relating to or against Colossus Brazil or any provision of applicable law or regulation purporting to prohibit the payment by the Guarantor or Colossus Brazil of any amount in respect of the Colossus Brazil Guaranteed Obligations;

(vii)                           any limitation, postponement, prohibition, subordination or other restriction on the rights of Sandstorm Gold to payment of the Colossus Brazil Guaranteed Obligations (except for any postponements and set-offs contemplated by this Agreement or by any intercreditor agreement entered into by Sandstorm Gold in accordance with Article 19);

(viii)                        any addition of any co-signer, endorser or other guarantor of the Colossus Brazil Guaranteed Obligations;

(ix)                                any defence arising by reason of any failure of Sandstorm Gold to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any of the Colossus Brazil Guaranteed Obligations or the existence, creation or incurring of new or additional Colossus Brazil Guaranteed Obligations;

(x)                                   any defence arising by reason of any failure of Sandstorm Gold to proceed against Colossus Brazil or any other person, to proceed against, apply or exhaust any security held from Colossus Brazil or any other person for the Colossus Brazil Guaranteed Obligations, to proceed against, apply or exhaust any security held from Colossus Brazil or any other person for the Colossus Brazil Guaranteed Obligations or to pursue any other remedy in the power of Sandstorm Gold whatsoever;

(xi)                                any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(xii)                             any defence arising by reason of any incapacity, lack of authority or other defence of Colossus Brazil or any other person, or by reason of the cessation from any cause whatsoever of the liability of Colossus Brazil or any other person in respect of any of the Colossus Brazil Guaranteed

Obligations except as a result of the payment in full of the Colossus Brazil Guaranteed Obligations or by reason of any act or omission of Sandstorm Gold or others which directly or indirectly results in the discharge or release of Colossus Brazil or any other person or all or any part of the Colossus Brazil Guaranteed Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(xiii)                          any defence arising by reason of any failure by Sandstorm Gold to obtain, perfect or maintain a perfected or prior (or any) Encumbrance upon any property of Colossus Brazil or any other Person, or by reason of any interest of Sandstorm Gold in any property, whether as owner thereof or the holder of an Encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by Sandstorm Gold of any right to recourse or collateral;

(xiv)                         any defence arising by reason of the failure of Sandstorm Gold to marshal any properties;

(xv)                            any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against Colossus Brazil or any other Person, including any discharge of, or bar against collecting, any of the Colossus Brazil Guaranteed Obligations, in or as a result of any such proceeding; or

(xvi)                         any other act or omission to act or delay of any kind by Colossus Brazil, Sandstorm Gold or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this subsection, constitute a legal or equitable discharge, limitation or reduction of the obligations of Colossus Brazil or the Guarantor hereunder (other than the payment or performance in full of all of the Colossus Brazil Guaranteed Obligations).

To the extent permitted by applicable law, the foregoing provisions of this subsection apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by Colossus Brazil is to destroy or diminish any subrogation rights of the Guarantor or Colossus Brazil or any rights of Colossus Brazil and the Guarantor to proceed against Sandstorm Gold for reimbursement or to recover any contribution from any other guarantor.

(d)                                 Sandstorm Gold shall not be bound to exhaust its recourse against Colossus Brazil or any other persons or to realize on any securities it may hold in respect of the Colossus Brazil Guaranteed Obligations before being entitled to payment or performance from the Guarantor under this Section and the Guarantor hereby renounces all benefits of discussion and division.

23.                               Force Majeure

If the development, construction or operation of a mine at the Property (including related equipment and facilities) (the “Affected Activity”) is prevented or materially impeded as a result of a Force Majeure, Colossus Brazil shall promptly send a written notice to Sandstorm Gold describing in detail the event of Force Majeure and the Affected Activity. Following the delivery of the said notice, the time periods set forth in Section 3(f)(i), the time period during which production is stopped for purposes of Section 3(f)(ii) and the time periods for achieving the Sandstorm Gold Payable Metals Minimum Amounts set forth in Article 7 will be suspended and extended for a period equal to the length of time from delivery of said notice to the time that such event of Force Majeure no longer impairs the Affected Activity, to a maximum of 24 months per event of Force Majeure. During such period, Colossus Brazil shall use commercially reasonable efforts to remedy the Force Majeure to the extent reasonably practicable and resume the Affected Activity as soon as reasonably practicable.

24.                               General Provisions

(a)                                  Each Party (Colossus Brazil and the Guarantor being treated as one Party for the purposes of this Article) shall execute all such further instruments and documents and shall take all such further actions as may be necessary to effect the transaction contemplated herein, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

(b)                                 Nothing herein shall be construed to create, expressly or by implication, a joint venture, agency relationship, fiduciary relationship, mining partnership, commercial partnership or other partnership relationship between Colossus Brazil and the Guarantor and Sandstorm Gold.

(c)                                  This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(d)                                 Time is of the essence of this Agreement.

(e)                                  All references in this Agreement to currency or to “$”, unless otherwise expressly indicated, shall be to United States dollars.

(f)                                    If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of this Agreement which shall be construed as if this Agreement had been executed without the invalid portion.

(g)                                 Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission or electronic format addressed to:

If to Colossus Brazil and the Guarantor:

1 University Avenue
Toronto, ON M5J 2P1

Attention:            President and Chief Executive Officer
Fax Number:       (416) 643-3890
Email:                  cmancuso@colossusminerals.com

If to Sandstorm Gold:

Suite 1400,
400 Burrard Street,
Vancouver, BC V6C 3A6

Attention:            President and Chief Executive Officer
Fax Number:       (604) 689-7317
Email :                 nwatson@sandstormltd.com

Any notice given in accordance with this Section, if transmitted by facsimile transmission or electronic transmission, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

(h)                                 This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties. The failure by any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of a Party to enforce each and every provision. No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

(i)                                     Following the execution and delivery of this Agreement, each of the Parties will co-operate reasonably with the other Party in implementing any proposed adjustments to the structure of this Agreement to facilitate tax planning, provided that such adjustments have no material adverse impact on the non-proposing Party and that such adjustments shall not result in the non-proposing Party incurring any significant costs.

(j)                                     Each of the Parties acknowledges that any breach of this Agreement may cause the other Parties irreparable harm for which damages are not an adequate remedy. The Parties agree that, in the event of any such breach, in addition to other remedies at law or in equity that a Party may have, a Party shall be entitled to seek specific performance.

(k)                                  This Agreement may be executed in one or more counterparts and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this

Agreement by telecopier or electronic format shall be effective as delivery of a manually executed counterpart of this Agreement.

(l)                                     This Agreement shall enure to the benefit of and shall be binding on and shall be enforceable by the Parties and their respective successors and permitted assigns.

(m)                               This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, among the Parties.

(n)                                 Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(i)                                     the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(ii)                                  references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(iii)                               references to a Party in this Agreement mean the Party or its successors or permitted assigns;

(iv)                              the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(v)                                 the word “including” is deemed to mean “including without limitation”;

(vi)                              any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(vii)                           whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day.

(o)                                 The Parties may agree to enter into other financial instruments or agreements to supplement the pricing in this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

COLOSSUS MINERALS INC.

Per:	“Claudio Mancuso”
Authorized Signing Officer

Per:	“Alden Greenhouse”
Authorized Signing Officer

COLOSSUS MINERAÇÃO LTDA

Per:	“Claudio Mancuso”
Authorized Signing Officer

SANDSTORM GOLD LTD.

Per:	“Nolan Watson”
Authorized Signing Officer

SCHEDULE “A”

DESCRIPTION OF SERRA PELADA PROPERTY

SCHEDULE “B”

PERMITTED ENCUMBRANCES

B1

The following Encumbrances are deemed to be Permitted Encumbrances:

(i)                                     any Encumbrance, bond, or deposit under workers’ compensation, social security, environmental, unemployment insurance or similar legislation or in connection with permitting, tenders, leases, contracts (other than for the payment of indebtedness) or in connection with expropriation proceedings or to secure public or statutory obligations or surety and appeal bonds;

(ii)                                  any Encumbrance or privilege imposed by law, such as fiscal, builders’, mechanics’, materialmen’s, carriers’, warehousemen’s and landlords’ liens and privileges; or any Encumbrance or privilege, arising out of judgments or awards with respect to the Property or any property or assets of any Colossus Entity which ranks subordinate to the Project Charges which Colossus Brazil, SPCDM or the Guarantor at the time is prosecuting an appeal or proceedings for review and with respect to which it has secured a stay of execution pending such appeal or proceedings for review; or any Encumbrance for taxes, assessments or governmental charges or levies against a Colossus Entity or the Property not at the time due and delinquent or the validity of which is being contested at the time by Colossus Brazil, SPCDM or the Guarantor in good faith; or any undetermined or inchoate Encumbrance or privilege incidental to current operations that has not been filed pursuant to law against Colossus Brazil, SPCDM or the Guarantor that relates to obligations not due or delinquent; or the deposit of cash or securities in connection with any Encumbrance or privilege referred to in this paragraph;

(iii)                               any right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant or permit held or acquired by Colossus Brazil, SPCDM or the Guarantor in respect of the Property or by any statutory provision, to terminate the lease, license, franchise, grant or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(iv)                              any Encumbrance created or assumed by Colossus Brazil, SPCDM or the Guarantor in favour of a public utility or any municipality or governmental or other public authority when required by the utility, municipality or other authority in connection with the operations of the Property or as a condition to obtaining environmental or other licenses or permits;

(v)                                 any reservations, limitations, provisos and conditions expressed in original grants from the government or agencies thereof and any reservations and exceptions contained in, or implied by statute;

(vi)                              any minor Encumbrance, survey exceptions, reservations, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the Person’s use of real property within the limits of the surface area of the Property or Encumbrances incidental to the conduct of the business of such Person or the ownership of its properties not incurred in connection with indebtedness, that do not in the aggregate materially impair its use in the operation of the Property;

(vii)                           any Encumbrances in favour of governmental authorities securing reclamation obligations of the Property;

(viii)                        any Encumbrances securing Hedging Arrangements;

(ix)                                all exploration, development and operating permits and bonding requirements in respect of the Property imposed by government requirements, including the potential application of new environmental or other restrictions, limitations and requirements imposed by such authorities on mineral exploration, development, mining and processing operations;

(x)                                   any municipal by-laws or regulations affecting the surface area within the limits of the Property or its respective use and any other municipal land use instruments;

(xi)                                any Encumbrance granted to a Person in priority to Sandstorm in accordance with Article 19;

(xii)                             any Encumbrance granted under a Future Agreement, to the extent that the Future Agreement encumbrance is granted pursuant to the provisions of Section 5(a);

(xiii)                          any other Encumbrance not specified above which is listed as a “Permitted Lien” under the Gold Linked Note Indenture.

PERMITTED INTERESTS

B2

The following Encumbrances are deemed to be Permitted Interests:

(i)                                     any Encumbrance or privilege, arising out of judgments or awards with respect to any property or assets of any Colossus Entity which ranks subordinate to the Project Charges, which Colossus Brazil, SPCDM or the Guarantor at the time is prosecuting an appeal or proceedings for review and with respect to which it has secured a stay of execution pending such appeal or proceedings for review; or any Encumbrance for taxes, assessments or governmental charges or levies against a Colossus Entity not at the time due and delinquent or the validity of which is being contested at the time by Colossus Brazil, SPCDM or the Guarantor in good faith; or any undetermined or inchoate Encumbrance or privilege incidental to current operations that has not been filed pursuant to law against Colossus Brazil, SPCDM or the Guarantor that relates to obligations not due or delinquent; or the deposit of cash or securities in connection with any Encumbrance or privilege referred to in this paragraph; and

(ii)                                  the COOMIGASP Security Interest.